Exhibit 4
Eurand N.V.
Amsterdam, The Netherlands
Statutory Annual Report 2009

CONTENTS

MANAGING DIRECTOR’S REPORT	1
Review of Financial Results under Dutch GAAP for the year	1
Recent developments	4
Reconciliation of Differences in Net Assets and Net (Loss) Income under U.S. GAAP and Dutch GAAP	5
Strategy and Objectives	6
Activities in the Field of Research and Development	7
Directors	11
Managing Director’s Assessment of Internal Controls	13
Outlook	13

STATEMENT OF THE MANAGING DIRECTOR	20

NON-EXECUTIVE DIRECTORS’ REPORT	21
Remuneration Report of the Compensation Committee of Eurand N.V. for 2009	21
Committees of the Board of Directors	27
Audit Committee	27
Nominating and Corporate Governance Committee	27
Compensation Committee	28
Assessment of Effectiveness of Internal Controls	28
Conflicts of Interest	28
Protective Measures	29
Non-Executive Directors’ Self-Assessment of Performance	29
Non-Executive Directors’ Assessment of Performance of Managing Director	29

CORPORATE GOVERNANCE	30
Board of Directors	30
Responsibilities	30
Conflicts of Interests	33
Reporting of Trading in Netherlands Listed Companies	33
Profile of the Board	33
Appointment and dismissal of directors	34
Amendment of the articles of association	34
Authorization Board of Directors to issue shares, to grant rights to subscribe for shares and limit or exclude pre-emptive rights	34
Authorization of Board of Directors to repurchase shares	34
Internal Risk Management and Control Framework	34
Planning and Control Cycle	35
Code of Business Conduct and Ethics and Whistleblowing Policy	35
Risk Management and Internal Controls	35
Our Auditors	35
Equity Compensation	36
Major Shareholders	36

RISK MANAGEMENT	38
Exchange Rate Risk	38
Impact of Inflation	39
Derivatives and Hedging Instruments	39
Liquidity Risks	39
Credit Risks	39
Environmental Matters	39

-i-

FINANCIAL STATEMENTS IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OF THE NETHERLANDS	41
Consolidated Balance Sheet	41
Consolidated Statement of Operations	42
Consolidated Statement of Cash Flows	43
Notes to Consolidated Financial Statements	45
Company Balance Sheet	66
Company Statement of Operations	67
Notes to Company Financial Statements	68

OTHER INFORMATION	75
Appropriation of net result	75
Subsequent events	75
AUDITOR’S REPORT	77

-ii-

Managing Director’s Report
Review of Financial Results under Dutch GAAP for the year
Our net sales were €120.6 million for full year ended December 31, 2009, compared to €98.5 million for the same period in 2008, an increase of €22.1 million or 22%. The increase was primarily due to sales of pancreatic enzyme products in the United States, both sales of our unbranded Pancrelipase formulation and shipments of Ultrase® to Axcan, as well as higher royalties from Amrix®. Our growth was positively affected by changes in exchange rates, which increased the reported revenue figure by approximately €4.1 million for full year ended December 31, 2009. Excluding exchange rate effects the increase in revenues would have been 18%.
The performance of the major components of our net sales can be summarized as follows:
•	Our product sales were €99.0 million for full year ended December 31, 2009, an increase of €19.1 million or approximately 24% compared to the same period in 2008. As mentioned above, this increase was primarily due to sales of our unbranded Pancrelipase formulation, and sales of Ultrase to our marketing partner, Axcan. The increase in product sales growth would have been €16.0 million or 20% if positive currency effects worth approximately €3.0 million were excluded.

•	Our royalties were €10.7 million for full year ended December 31, 2009, an increase of €2.6 million or 32%, due mainly to increased royalties from Amrix and in part to positive foreign currency effects of approximately €511,000.

•	Our development fees were €10.9 million for full year ended December 31, 2009 compared to €10.5 million for the same period in 2008, an increase of €421,000 or 4%. The increase was due to positive foreign exchange effects of approximately €558,000. Our development fees may fluctuate significantly from quarter to quarter depending on when certain milestone fees are earned.
Cost of goods sold was €61.3 million for full year 2009, compared to €53.9 million in 2008, representing an increase of €7.4 million or 14%. This lower growth rate compared to the 24% growth of product sales was primarily due to the increased proportion of high margin pancreatic enzyme products in total product sales.
Our selling expenses were €20.0 million for the year ended December 31, 2009 compared to €14.3 million for the same period in 2008, representing an increase of €5.7 million or approximately 41%. The increase is due primarily to costs associated with the launch of ZENPEP® (pancrelipase) Delayed-Release Capsules in November 2009, including the expansion of our sales force, product sampling, marketing and patient-support programs.
Our general and administrative expenses were €45.0 million for the year ended December 31, 2009 compared to €40.2 million for the same period in 2008, representing an increase of €4.8 million or approximately 12%. The performance of the major components of our general and administrative expenses can be summarized as follows:
•	Research and development expenses were €22.0 million for the year ended December 31, 2009 compared to €18.7 million for the same period in 2008, representing an increase of €3.3 million, due, primarily to increased personnel cost and lower government grants. We recognize government grants as a reduction of the operating expense when they are earned and when there is no remaining risk of repayment. Amortization of goodwill was €2.2 million for the year ended December 31, 2009 compared to €2.2 million for the same period in 2008.
•	Other general and administrative costs were €18.4 million for the year ended December 31, 2009 compared to €17.2 million for the same period in 2008, representing an increase of €1.2 million.
Income from Settlement of Litigation of €24.4 million has been recognized as operating income for the year ended December 31, 2008. Eurand and UCB, Inc. agreed to settle litigation concerning a 1999 development, license and supply agreement between the two companies for a sustained-release formulation of methylphenidate hydrochloride (MPH). Under the terms of the settlement, Eurand receives $35 million, as follows:
— $25 million received September 5, 2008;
— $5 million, plus interest, received in 2009 at the first anniversary of the closing; and
— $5 million, plus interest, at the second anniversary of the closing.
The full amount of the settlement, excluding future interest was recognized in 2008, payments not yet received are carried on the balance sheet.
We incurred a positive net financial result of €161,000 in the year ended December 31, 2009 compared to an income of €357,000 for the year ended December 31, 2008.
For full year ended December 31, 2009, we recorded income taxes of €2.7 million on a pre-tax loss of €5.5 million. In full year ended December 31, 2008, we recorded income taxes of €3.6 million on a pre-tax income of €14.9 million. Our taxes do not correlate directly with our consolidated profits and losses before tax for two main reasons. First, we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible. Second we have recorded valuation allowances to offset deferred tax assets and withholding taxes recoverable in certain operating subsidiaries that are not generating taxable profits on a recurring basis, hence are not deemed to be more likely than not to recover their deferred tax assets. In 2009, we recorded a valuation allowance against deferred tax assets deriving from loss carryforwards in our United States subsidiaries and partially reduced the valuation allowance for deferred tax assets deriving from temporary deductible differences expected to be realized in Italy and the Netherlands in 2010. Net effect was an increase in the valuation allowance of €3.7 million. In 2008, we partially reduced the valuation allowance, recorded primarily against deferred tax assets deriving from loss carryforwards in our United States subsidiaries, to offset taxes on profits created by the settlement of litigation. This reduction amounted to €4.8 million.
Tax expense for the full years ended December 31, 2009 and 2008, included €121,000 and €1.8 million, respectively, of provision expense related to amounts required to be recorded for changes to our uncertain tax positions, including interest and penalties. The uncertain tax position related primarily to a one time modification of a loan type financing arrangement between the Company’s United States and Italian subsidiaries in July 2008 which, although subject to interpretation of United States tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty. Based on information available to date, other than incremental interest, the amount is not expected to change significantly in the next twelve months because no such modifications or similarly taxable actions are currently planned or expected. The Company is not able to determine when this tax position might be resolved with the relevant tax authorities.
As of December 31, 2009 we had €16.9 million in cash and cash equivalents and €23.0 million of marketable securities. Total debt was €207,000, consisting of an overdraft. In addition, we had available €3.2 million of short-term lines of credit from our banks, none of which were utilized. Marketable securities represented U.S. treasury bills, German and French government bonds matured or maturing between January 4 and November 30, 2010.
As of December 31, 2008, we had €19.1 million in cash and cash equivalents and €3.6 million of marketable securities. Total debt was €186,000, consisting of an overdraft. In addition, we had available €11.0 million of short-term lines of credit from our banks, none of which were utilized. Marketable securities represented U.S. treasury bills matured on March 12, 2009.
Except for a net income in 2008 of €11.3 million, which includes a gain on settlement of litigation of €24.4 million (see above) which is not expected to recur, we have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Pfizer. As of December 31, 2009, we had an accumulated deficit of €62.3 million. Our net income (losses) were approximately €11.3 million and €(8.3) million in 2008 and 2009, respectively. Prior to 2007, our net losses resulted principally from costs incurred in connection with servicing our outstanding debt. In addition, we have made, and expect to continue to make, investments in our research and development programs.
Net cash provided by operating activities during the years ended December 31, 2009 and 2008 was €9.6 million and €17.3 million, respectively. Cash flow from operating activities in the year ended December 31, 2008 was positively affected by the receipt in September 2008 of $25.0 million, approximately €17.4 million at the then-current exchange rate, for the first payment for the settlement of litigation with UCB. In the year ended December 31, 2009 we received a second payment from UCB of $5.0 million, approximately €3.4 million at the then-current exchange rate. Net of the effects of UCB payments, cash flow from operating activities increased in the year ended December 31, 2009 mainly due to the increased revenues and related gross margin on product sales.
Net cash used in investing activities was €25.4 million and €11.5 million during the years ended December 31, 2009 and 2008, respectively. Net cash used in investing activities increased in the year ended December 31, 2009 because of the purchases of marketable securities that have not matured during the year. The excess of purchases over maturity of marketable securities amounted to €18.8 million in the year ended 31, 2009 and €3.7 million in the year ended December 31, 2008. Excluding the amount due to marketable securities, net cash used in investing activities was €6.2 million for the year ended December 31, 2009 and was primarily due to capital expenditures on property plant and equipment that totaled €6.3 million. Capital expenditures were generally related to the renewal of machinery and equipment in our manufacturing and research and development facilities. In future years we intend to expand our facilities in line with the growth of our business.
Net cash provided by financing activities for the year ended December 31, 2009 was €14.0 million, deriving from the issuance of 2,000,000 ordinary shares from a secondary offering,which resulted in €13.6 million, net of costs relating to underwriting and professional advisors’ fees, and from cash received on the exercise of employee stock options awarded for past service of €342,000. As of December 31, 2009 cash balances were €16.9 million.
In addition to the above financing activities we had unused lines of credit of €3.2 million at December 31, 2009, which are callable on demand and unsecured. We expect that our available funds together with our unused credit lines will be sufficient to meet our current anticipated needs for working capital and capital expenditures, for the next twelve months. Our future capital needs will depend on the success of our existing and future products and on the extent to which we identify and ultimately consummate potential new acquisitions. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty and our future capital requirements will depend on many factors, including:
•	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials or marketing authorization;

•	the results of our preclinical studies and clinical trials for our earlier-stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending other intellectual property-related claims;

•	the degree of commercial success of our lead product ZENPEP;

•	the costs of maintaining adequate sales, marketing and distribution capabilities, for ZENPEP and other products in development;

•	the success in establishing new co-development contracts with collaborators;

•	the success of our collaboration partners in obtaining and maintaining regulatory approvals for products which utilizing our technologies;

•	the success of our collaboration partners in selling products utilizing our technologies;

•	the costs of financing unanticipated working capital requirements and responding to competitive pressures; and

•	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships.
Recent developments
On March 4, 2010, we issued a press release announcing our financial results and providing an update on certain developments including, among other things, that in the fourth quarter of 2009, the European Medicines Evaluation Agency (EMEA) finalized its draft guidelines on the clinical development and evaluation of medicinal products for the treatment of cystic fibrosis. Eurand recently received feedback from the EMEA on the clinical and regulatory path forward for EUR-1008 (marketed as ZENPEP in the United States) in light of the guidelines, and the Company anticipates initiating a Phase III study in Europe in the second half of 2010.
On February 16, 2010, we announced the grant of U.S. Patent No. 7,658,918, entitled “STABLE DIGESTIVE ENZYME COMPOSITIONS”, by the United States Patent and Trademark Office (USPTO). The patent is anticipated to provide us with coverage in the United States until at least February 20, 2028 on ZENPEP® (pancrelipase) Delayed-Release Capsules.

Reconciliation of Differences in Net Assets and Net (Loss) Income under U.S. GAAP and Dutch GAAP
This statutory annual report complies with the laws of the Netherlands, where our holding company Eurand N.V. is incorporated. We are required to compile two sets of financial statements to comply with both our legal and regulatory obligations. Our shares are traded at the NASDAQ and the SEC requires our 20-F report to be compiled under U.S. GAAP. We are incorporated under the laws of the Netherlands and, as such, require our annual report to be compiled in accordance with Dutch GAAP. The accounting policies applicable to us in both jurisdictions differ in certain aspects. This section describes the differences between Dutch GAAP and U.S. GAAP.
The reconciliation of net assets as of December 31, 2009 and 2008, and net result for the years ended December 31, 2009 and 2008, as reported in accordance with U.S. GAAP and Dutch GAAP is as follows:

			Net loss for the	Net income for the
	Net assets as	Net assets as	year ended	year ended
	of December	of December	December31,	December31,
	31, 2009	31, 2008	2009	2008
	€000	€000	€000	€000
U.S. GAAP	111,574	102,102	(5,904)	13,629

Goodwill(1)	(17,774)	(15,655)	(2,230)	(2,189)

Employees severance indemnities(2)	218	310	(92)	(177)

Dutch GAAP	94,018	86,757	(8,226)	11,263

(1)	Under U.S. GAAP goodwill is not amortized whereas under Dutch GAAP goodwill is being amortized. The accumulated amortization of goodwill under Dutch GAAP amounted to €17,774 and €15,655 as of December 31, 2009 and 2008, respectively. The goodwill amortization expense amounted to €2,230 and €2,189 for the years ended December 31, 2009 and 2008, respectively.

(2)	The Company is liable for certain employee severance indemnities for its Italian subsidiaries. Under U.S. GAAP these severance indemnity liabilities are calculated on the amount due at the balance sheet date according to the applicable labour laws. Under Dutch GAAP this liability is determined by a qualified actuary using the projected unit credit method. As of December 31, 2009 the liability determined under U.S. GAAP was by €218 higher than the respective liability recorded under Dutch GAAP. As of December 31, 2008, the liability determined under U.S. GAAP was by €310 higher than the respective liability recorded under Dutch GAAP.

Strategy and Objectives
Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:
• Establish a United States specialty sales and marketing organization. We have established a specialty sales and marketing organization to commercialize our lead product, ZENPEP® (pancrelipase) Delayed-Release Capsules, in the United States. We are marketing ZENPEP through our own sales force of 16 sales representatives targeting the approximately 120 Cystic Fibrosis Treatment Centers and office-based pulmonologists who treat CF patients. This specialty sales group also targets selected gastroenterologists, who are high volume prescribers of branded enzymes. In addition, Eurand has deployed 49 sales professionals, contracted through Innovex, to exclusively target gastroenterologists, consistent with the approved indication of exocrine pancreatic insufficiency associated with other conditions, such as chronic pancreatitis, gastrointestinal surgery and pancreatic cancer. The commercial effort is being expanded through non-personal promotional elements to address all groups and potentials that treat EPI for each of the target patient populations.
• Continue to build and develop our product pipeline. Through the application of our proprietary technologies, development expertise and research infrastructure, we intend to continue to develop and expand our product pipeline. We expect to continue to identify product development opportunities since we believe a large number of marketed and development-stage pharmaceuticals have less than optimal safety and efficacy profiles. In 2008, our cyclobenzaprine product, Amrix®, developed using our technologies and outlicensed to Cephalon, was featured as one of Cephalon’s top new marketed products. In 2009, our lamotrigine formulation, Lamictal® ODTtm, developed using our technologies and outlicensed to GSK, received FDA approval, and GSK launched the product in late June 2009. Additionally, through the application of our formulation technologies and development and manufacturing expertise, we believe ZENPEP has overcome a number of the challenges facing current EPI therapies and satisfied the requirements established by the FDA for such products.
• Enter into additional development agreements with collaboration partners. We intend to continue to seek collaboration partnerships with other pharmaceutical and biopharmaceutical companies. These relationships provide us with a diversified revenue stream and facilitate expansion of our product pipeline and potential for future revenue growth. For example, we currently are collaborating with GSK to develop and manufacture formulations of some of their products. We believe we are an attractive collaborator for larger pharmaceutical companies due to our broad portfolio of proprietary technologies, our development track record and our multinational infrastructure and manufacturing capabilities.
• Acquire additional businesses, products and technologies. In the past, we have been successful in identifying, acquiring and integrating businesses, products, and technologies based upon our regulatory, manufacturing and development expertise. Examples of our past successes include the acquisition of the rights to the beclomethasone dipropionate formulation from Chiesi Farmaceutici, S.p.A. in 2008; the acquisition of the SourceCF family of companies in 2007; and the execution of an agreement with Kyowa Hakko under which we have a worldwide license to patents related to AdvaTab® ODT technology. We intend to continue pursuing assets that would further expand our research and development capabilities, expand our product pipeline, and accelerate the expansion of our specialty sales and marketing organization.
In 2010 the Board of Directors of the Company (the “Board”) plans to review the Company’s corporate social responsibility (CSR) objectives and activities, relating to topics such as the environment, social involvement, ethics, the labour environment, citizenship and transparency.
We are not disclosing any specific financial objectives as we believe that such information is sensitive and, if disclosed, might be used by our competitors against the interests of the Company.
Activities in the Field of Research and Development
Proprietary Pipeline Products
Our Commercialized Product — EUR-1008 or ZENPEP® (pancrelipase) Delayed-Release Capsules
FDA-approved ZENPEP® (pancrelipase) Delayed-Release Capsules is a porcine-derived proprietary enzyme replacement product (PEP) we launched for sale in the United States in November 2009. ZENPEP is indicated for the treatment of exocrine pancreatic insufficiency, or EPI, due to cystic fibrosis or other conditions. ZENPEP was one of the first PEPs to be FDA-approved under the FDA guidelines. Based on publicly available materials and our industry knowledge, we are aware of one other PEP that has a pending NDA, and other than ourselves, two (Solvay/Abbott and Johnson & Johnson) who have received approval. In 2009 two PEPs received FDA approval, Creon® from Solvay/Abbott and ZENPEP. In April 2010 McNeil Consumer Healthcare, a subsidiary of Johnson & Johnson, announced FDA approval for Pancreaze™.
Prior to ZENPEP’s commercial launch in November 2009, we marketed an unbranded PEP, Pancrelipase, distributed by X-GEN Pharmaceuticals, Inc. (X-GEN). Pancrelipase accounted for approximately 21% of the prescriptions filled of the United States enteric-coated PEP market as of the week ended October 28, 2009, making it the second-most dispensed enteric coated PEP in the United States and the market leader in the low-dose segment. In accordance with the FDA agreed-upon transition plan, shipments of Pancrelipase ceased with the first shipment of ZENPEP. As part of our program to target all segments of the market, we retained our distribution arrangement with X-GEN and granted them the right to distribute the low dosage strength of ZENPEP as an authorized generic. This product is currently marketed by X-GEN under the tradename PANCRELIPASE™ (pancrelipase) Delayed-Release Capsules.
Eurand is marketing ZENPEP to the approximately 120 CF Centers across the United States through our own sales force of 16 sales representatives and to the gastrointestinal market segment primarily through a contract sales organization of 49 sales representatives.

     SourceCF Product Portfolio
We use the same U.S.-based commercial group of highly experienced sales and sales support professionals that promotes ZENPEP, to provide our SourceCF product and service portfolio to the CF community (patients, physicians and care givers). The SourceCF product portfolio most notably includes a portfolio of vitamins, designed specifically for CF patients, and the TRIO® (formerly marketed under the tradename eFlow®) electronic nebulizer, a device frequently prescribed by physicians for CF patients who are required to administer therapies via nebulization. Our sales professionals promoting the SourceCF product portfolio currently call on the Cystic Fibrosis Treatment Centers, as well as selected office-based gastroenterologists and pulmonologists, throughout the United States. The SourceCF business generated revenues of approximately $5.0 million in 2007, $4.7 million in 2008 and $4.3 million in 2009.
In addition to ZENPEP® and the SourceCF product portfolio, we are also developing a pipeline of novel products in our proprietary portfolio. Currently, the most advanced of our proprietary product candidates are:
     EUR-1025
EUR-1025, a once-a-day (OAD) oral formulation of ondansetron, an anti-emetic currently prescribed to prevent post-operative nausea and vomiting, and nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy. EUR-1025 achieved positive results in two pivotal pharmacokinetic studies. Single and multiple dose oral administrations of 24 mg of the product resulted in a similar rate and extension of exposure as 8 mg of the branded product dosed three times a day. We have met with the FDA to review the data on EUR-1025, and we are currently working on the protocol for a single Phase III study in post-operative nausea and vomiting, that we expect to submit to the FDA for review, in the first half of 2010.
     EUR-1073
EUR-1073 is an enteric coated, controlled release formulation of beclomethasone diproprionate currently marketed in certain European countries under the tradename Clippertm,where it is indicated for the treatment of inflammatory bowel disease (IBD) and ulcerative colitis and for which we may be seeking marketing authorization in the United States. The sustained release technology targets the lower gastrointestinal tract and potentially reduces side effects. We acquired the exclusive North American rights to market EUR-1073 from Chiesi Pharmaceutici SpA in April 2008. We received an orphan drug designation for this product candidate in the first quarter of 2009 for intended use in pediatric ulcerative colitis. Chiesi has completed a Phase IIIb clinical trial for this product in Europe and the data show that Clippertm met the primary efficacy endpoint of non-inferiority to prednisolone, the current standard of care in ulcerative colitis. We are currently evaluating the results to decide whether to take this product forward in development.

     EUR-1000
EUR-1000 was designed as an AB-rated generic product to Inderal LA, a long-acting formulation of propranolol that is indicated for the treatment of hypertension and migraines. In the U.S., an AB rating allows a pharmacist to substitute a generic for a brand without physician approval. In 2006, Inderal LA generated approximately $175 million in sales. The Orange Book listings for Inderal LA indicate that the patents related to this product have expired. We have a co-development agreement with GSK (acquired by GSK from Reliant Pharmaceuticals in December 2007) to develop EUR-1000. Under the agreement, signed in 2000, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and are responsible for validating the manufacturing process. Furthermore, pursuant to the agreement, GSK is obligated to purchase from us, and we are obligated to supply GSK with, GSK’s total requirements of the product. GSK conducted clinical trials to determine bioequivalence and is responsible for regulatory filings and distribution and sales of the product. In addition to development and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. In addition, GSK is obligated to pay us certain minimum annual royalty payments, which, if not maintained, allow us to enter into a development, license or supply agreement with any third party for the product. The ANDA for EUR-1000 was submitted by Reliant to the FDA in December 2006 and is under review.
Co-developed Products
     EUR-1002 or Amrix®
Amrix®, developed with ECR Pharmaceuticals using our Diffucaps® technology and acquired by Cephalon, Inc., or Cephalon, in late 2007, is a once-a-day, or OAD, sustained-release formulation of cyclobenzaprine hydrochloride, with FDA-approved use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. Amrix is currently the only FDA-approved OAD skeletal muscle relaxant in the United States. In 2000, we entered into a co-development, license and contract manufacturing agreement with ECR to develop a once-a-day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the co-development agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the co-development agreement, Cephalon is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply Cephalon with, Cephalon’s total requirements of the product for the United States, and Cephalon must provide us with certain forecasts and firm orders prior to the desired date of shipment.
We may elect to terminate our obligation to supply the product to Cephalon, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to Cephalon for a period of two years thereafter. In the event of such termination, if Cephalon manufactures the product (or has it manufactured), we would be entitled to receive royalties on Cephalon’s net sales of the product for so long as Cephalon sells the product. Pursuant to the co-development agreement, Cephalon was responsible for regulatory filings and is granted an exclusive license to sell the product in the United States, Canada and

Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of Cephalon’s net sales of the product. The agreement provides for a term of 12 years following the date Cephalon begins selling the product in the United States and is subject to a two-year automatic renewal.
ECR submitted a NDA through the FDA’s 505(b)(2) procedure and received approval of the NDA in February 2007. In August 2007, Anesta Inc. (a company affiliated with Cephalon) acquired Amrix from ECR and Cephalon undertook all of the incumbent obligations of the co-development agreement, subject to an amendment. As the licensor and exclusive manufacturer of the product, we now work with Cephalon to support the commercialization of the product in the United States. Cephalon began promotion of Amrix in the United States in November 2007. Cephalon reported 2008 revenues from Amrix at $73.6 million and 2009 revenues from Amrix at $114 million.
In addition to the United States marketing efforts by Cephalon, as of March 2010, we had partnered this product in 21 countries outside of the United States.
     EUR-1048 or Lamictal® ODTtm
EUR-1048 or Lamictal® ODTtm is a taste-masked, orally disintegrating tablet formulation of lamotrigine, that we developed using our AdvaTab® and Microcaps® technologies. On May 11, 2009, the FDA approved Lamictal ®ODT tm for sale in the United States for the long-term treatment of Bipolar I Disorder. GSK launched Lamictal® ODT tm in late June 2009. This product was developed in 2006 pursuant to a co-development agreement with GSK under which we were responsible for performing feasibility studies, formulation optimization and scale-up, and providing clinical supply for the proposed product. GSK was responsible for certain regulatory filings and is granted an exclusive license to sell the product in the United States. GSK is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply GSK with, GSK’s total requirements of EUR-1048 for the United States. We retain certain rights to the product outside the United States. In addition to development payments, milestone payments (we have already received $12 million and we could potentially receive an additional $30 million) and manufacturing fees, we are entitled to receive royalties based on a percentage of GSK’s net sales of the product. The agreement provides for a term of 15 years following the date GSK begins selling the product in the United States.
Earlier Stage Product Candidates
We also have several other co-development and proprietary products that are in various earlier stages of research and development.

Directors
Our current directors are:

			Expiration of Term of
Name/Nationality	Age/Gender	Position	Office
Directors
Gearóid M. Faherty	50	Chairman & Chief Executive	2011 Annual General
	Male — Irish	Officer, Executive Director	Meeting of Shareholders

Rolf A. Classon(1)(2)	64	Non-Executive Director	2010 Annual General
	Male — Swedish		Meeting of Shareholders

Jonathan J. Cosgrave	32	Non-Executive Director	2013 Annual General
	Male — British		Meeting of Shareholders

William J. Jenkins, M.D.(1)(3)	62	Non-Executive Director	2011 Annual General
	Male — British		Meeting of Shareholders

Angelo C. Malahias(1)(2)	48	Non-Executive Director	2010 Annual General
	Male — American		Meeting of Shareholders

Simon Turton, Ph.D.(2)(3)	42	Non-Executive Director	2013 Annual General
	Male — British		Meeting of Shareholders

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee
No director was frequently absent from meetings of the Board during 2009.
Certain biographical information about each of these individuals is set forth below.
Directors
     Gearóid M. Faherty has been an executive director and Chairman and Chief Executive Officer of Eurand since April 1999. He directed the Eurand business while it was owned by American Home Products Corporation, now Pfizer, since 1994. Previously, Mr. Faherty was the General Manager of the American Home Products Corporation subsidiary, Fort Dodge Animal Health, and has held positions at subsidiaries of Sterling Drug and Pfizer. Mr. Faherty completed his bachelor of science degree at University College Galway, Ireland, and has a master’s degree in chemical engineering and biotechnology from the National University of Ireland.
     Rolf A. Classon has been a non-executive director since August 2007 and serves on the Audit and Compensation Committees. Mr. Classon served as Interim President and Chief Executive Officer of Hillenbrand Industries, a U.S. publicly traded holding company with healthcare operations, from May 2005 until March 2006, when he was appointed non-executive chairman of the board of directors. From November 2002 until his retirement in July 2004, he was Chairman of the Executive Committee of Bayer HealthCare. Previously, he had been President of Bayer’s Diagnostics Division from 1995, having joined the division in 1991 as Executive Vice President, Worldwide Sales and Service. Prior to joining Bayer, Mr. Classon had a long career at Pharmacia, most recently acting as President and Chief

Operating Officer of Pharmacia Biosystems AB from 1990 to 1991. Previously he had been President of Pharmacia Development Company, Inc. Prior to relocating to the United States in 1984, he had served as President of the Hospital Products Division of Pharmacia AB. He began his career as Director, Organization Development of Pharmacia in 1969, assuming increasing responsibility before moving into the area of management consulting from 1974 to 1978. He currently serves as a member of the Board of Directors of Tecan Group Ltd., Millipore Corporation, Enzon Pharmaceuticals, Inc., and is Chairman of the Board of Auxilium Pharmaceuticals.
     Jonathan J. Cosgrave began his career as a pharmacist spending time in both the hospital and retail segments of the pharmacy industry. Mr. Cosgrave, currently a Principal within the healthcare investing team of Warburg Pincus International LLC which he joined in 2004, spent three years within the investment banking division of J.P. Morgan & Co. in London focused on providing corporate finance and mergers & acquisitions advisory services to U.K. publicly-quoted companies predominantly in the pharmaceutical sector. Mr. Cosgrave holds a BSc in Pharmacy from Trinity College, Dublin and a Diploma in Business & IT from the Smurfit School of Business at University College, Dublin. Mr. Cosgrave is a former director of Euromedic International B.V., a pan-European provider of diagnostic imaging, laboratory diagnostic, radiotherapy and dialysis treatment services.
     William J. Jenkins, M.D. has been a non-executive director since July 2000. He serves on the Audit and Nominating and Corporate Governance Committees. Until March 1999, Dr. Jenkins was the Head of Clinical Development and Regulatory Affairs Worldwide and a member of the Executive Committee at Novartis Pharma AG in Switzerland. Dr. Jenkins is a consultant to the pharmaceutical industry and to private equity and venture capital firms and a non-executive director of BTG plc, and Consort Medical plc and Vaximm AG. He is Chairman of the Scientific Advisory Board of Evotec AG and a member of the Scientific Advisory Boards of BB Biotech Ventures II and Nicholas Piramal India Ltd. Dr. Jenkins previously served as a non-executive director for Monogram Biosciences, Inc. from 2000 until September 2009 when Monogram was bought by Labcorp. Dr. Jenkins holds a B.A., M.D., and other advanced degrees from Cambridge University in England, as well as advanced degrees from the Royal College of Physicians, United Kingdom and from London University.
     Angelo C. Malahias has been a non-executive director since August 2007 and serves on the Compensation Committee and as Chairman of the Audit Committee. Mr. Malahais serves as a consultant to the pharmaceutical industry. Mr. Malahias served as President of Andrx Corporation from February 2004 until November 2006 when Andrx Corporation was acquired by Watson Pharmaceuticals, Inc. Prior to his appointment as President, he also served as Chief Financial Officer of Andrx Corporation from January 1996 and was part of the executive team that took Andrx public in June 1996. In 2005, Mr. Malahias re-assumed the role of CFO ad interim in addition to his responsibilities as President through the close of the acquisition process with Watson. Previously, Mr. Malahias served as Vice President and CFO of Circa Pharmaceuticals, Inc. from January 1995 to January 1996 and Corporate Controller from July 1994 to January 1995. Mr. Malahias graduated from New York University-Stern with a BS in Accounting & Economics in 1983 and received his New York State CPA designation in 1985.
     Simon Turton, Ph.D. heads Warburg Pincus’ healthcare investing activities in Europe and was a Principal at Index Ventures in Geneva prior to joining Warburg Pincus in 2003.

He has 9 years of experience investing in biopharma companies following a 10-year career in the international pharmaceutical industry incorporating research, business development, and general management. Previously, Dr. Turton worked for Servier, the French pharmaceutical company, where he managed Northern Asia operations in Tokyo and Paris. He also worked for a pharmaceutical strategic alliances consultancy, where he was in charge of business development. Dr. Turton has an MBA from INSEAD, which he attended as a Sainsbury Management Fellow in the life sciences, and a Ph.D. in pharmacology from the University of London. He is a director of Archimedes Pharma, ProStrakan, and Tornier.
Managing Director’s Assessment of Internal Controls
The Executive Director is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
✓	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

✓	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

✓	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Executive Director assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on its evaluation, the Executive Director has concluded that, as of December 31, 2009, our internal control over financial reporting was effective and that there are no significant indications that the system of internal controls will not work effectively in 2010.
Outlook
Although we believe these factors to be relevant to your understanding of our Company’s outlook and the risks to our business (including sales and profitability) it does not constitute an exhaustive list of factors affecting the Company’s outlook. To understand more about the business and its risks, investors can seek information elsewhere including the shareholder information provided through the Company website and filings with regulatory agencies, such as the Annual Report on Form 20-F and other filings, as filed with the SEC.
Personnel
As of December 31, 2009, we had 620 employees, 140 of whom were involved in corporate management, commercial activities and administration, 117 of whom were involved in research and development activities and 363 of whom were involved in manufacturing operations. As of December 31, 2008, we had 563 employees, 108 of whom were involved in corporate management, commercial activities and administration, 115 of whom were involved in research and development activities and 340 of whom were involved in manufacturing operations. The increase in the number of employees is primarily due to the expansion of our own sales and marketing team.
The Company is currently growing and evolving and, as a result of this, plans to create several new employee positions in 2010. Although these additions may not result in a significant change to the Company’s headcount, they will allow the Company to adapt to changes in the business and the environment in which the Company operates.
Financing
The Company’s financial requirements are considered to be adequate.
As of December 31, 2009 we had €16.9 million in cash and cash equivalents and €23.0 million of marketable securities. Total debt was €207,000, consisting of an overdraft. Marketable securities represented U.S. treasury bills, German and French government bonds matured or maturing between January 4 and November 30, 2010. In addition, we had available €3.2 million of short-term lines of credit from our banks, none of which were utilized. We expect that our available funds together with our unused credit lines will be sufficient to meet our current anticipated needs for working capital and capital expenditures, for the next twelve months. Our future capital needs will depend on the success of our existing and future products and on the extent to which we identify and ultimately consummate potential new acquisitions. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty and our future capital requirements will depend on many factors, as described on page 7 of the annual report.
Sales and Profitability
Our business, including its sales and profitability is primarily affected by the following:
Risks Related to Our Financial Condition
•	We have a history of net losses and we might not achieve or maintain profitability.
Risks Related to ZENPEP
•	We currently have limited internal sales and marketing capabilities. If we are unable to develop our sales and marketing capabilities on our own, or through contract sales forces or acquisition, we will not be able to fully exploit the commercial potential for ZENPEP® in the U.S.

•	The FDA has indicated that April 28th, 2010 is a Stop Distribution date for unapproved PEPs. If companies have introduced significant quantities of unapproved PEPs into the marketplace prior to the Stop Distribution date, then for a period of time, this excess inventory will compete with sales of our approved product.

•	ZENPEP® competes with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are either approved or permitted to remain on the market, and our competitors may have more resources available to them than us.

•	If we or our collaboration partners outside of the U.S. are unable to commercialize ZENPEP® or experience significant delays in doing so, our growth prospects will be materially harmed.

•	Even though ZENPEP® has received regulatory approval for marketing in the U.S., and we have met significant milestones necessary to achieve marketing authorization in several venues, we may not succeed in obtaining regulatory approval for ZENPEP from other regulatory agencies. Without regulatory approval from other regulatory agencies, we will be unable to commercialize ZENPEP to its full potential and our growth prospects will be materially impaired.

•	If we are unable to obtain adequate reimbursement for ZENPEP® from government health administration authorities, private health insurers and other organizations, ZENPEP may be too costly for regular use and our ability to generate revenues would be harmed.
Risks Related to Our Business
•	Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations. Axcan is currently our largest customer and we are currently the exclusive supplier of coated PEPs to Axcan in the U.S. If Axcan does not receive approval of an NDA for its product by the April 28, 2010 deadline, we may no longer have PEP sales to this customer in the U.S. until such approval is obtained.

•	We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.

•	Disputes may arise involving the contractual obligations of our customers, licensees or marketing collaborators to purchase our products or pay royalties on the sale of our products, and such disputes, if not resolved in our favor, could result in decreased revenues and material harm to our business.

•	We have a few key suppliers and the loss of one of these suppliers could interrupt the manufacturing of one or more of our products. Some of such suppliers are our sole source for key materials.

•	Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our collaborators. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.

•	Development of pharmaceutical products is expensive, time-consuming and subject to uncertainties, and we may not realize a return on our investment in product development for a significant period of time, if at all.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may perform in an unsatisfactory manner, such as by failing to meet established deadlines for the completion of such trials.

•	There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.

•	Even if we complete our clinical trials, we may never succeed in obtaining regulatory approval for any of our product candidates. Without regulatory approval, we will be unable to commercialize our product candidates, and our growth prospects will be materially impaired.

•	Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.

•	Even if our product candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

•	Our existing products and our product candidates, if they receive regulatory approval for marketing, remain subject to ongoing regulatory requirements and, if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

•	If we fail to comply with the laws governing the marketing and sale of our products, regulatory agencies may take action against us, which could significantly harm our business.

•	Rapid technological change could make our products, product candidates or technologies obsolete.

•	We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.

•	The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.

•	If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.

•	We rely on our collaboration partners and licensees to successfully commercialize products using certain of our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.

•	Acquisitions are part of our growth strategy, and we may fail to execute this aspect of our strategy or to successfully integrate any acquired business.

•	We are exposed to political, economic and other risks that arise from operating a multinational business.

•	Currency exchange rate fluctuations may have a negative effect on our financial condition.

•	Our competitors may develop products that are less expensive, safer or more effective than, and may diminish or prevent the commercial success of, any product candidates that we may bring to market. In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators’ other products.

•	Approximately 61% of our employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.
Risks Related to Intellectual Property
•	Patent protection for our products is important and uncertain.

•	Although we have sought to enhance our proprietary position for ZENPEP®, particularly our regulatory exclusivity and patent position, we may not ultimately receive additional issued patents or related patent rights.

•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

•	Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

•	We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.
Risks Related to Our Industry
•	We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties. In addition, there are substantial healthcare regulatory reform proposals under consideration in the U.S. which, if approved, could significantly affect our business.

•	If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.

•	Government authorities in many of our target markets have, from time to time, proposed legislation that would permit re-importation of drugs into those markets, including from countries where the drugs are sold at lower prices. This and other regulatory changes of a similar nature could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.

•	We may be exposed to product liability claims, which could result in financial loss.

•	We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business and/or give rise to significant liabilities.

•	If we or others identify side effects after any of our products are on the market, we or our collaborators or licensees may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.

•	If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our products, sales of those products may be adversely affected.

•	Our development of formulations with generic drugs may expose us to litigation.

•	We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.
Risks Related to Our Ordinary Shares
•	We are a “controlled company” under the NASDAQ Stock Market rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

•	Our ordinary share price could be highly volatile.

•	Sales of substantial amounts of our ordinary shares in the public market could depress our share price.

•	Raising additional capital by issuing securities may cause dilution to existing shares.

•	Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, control approximately 54.8% of our ordinary shares, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.

•	We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us, our executive officers, our directors or some of our named experts in the U.S.

•	We do not anticipate paying dividends on our ordinary shares, which could reduce the return on your investment.

•	Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law.

•	We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives.

•	Recent adverse changes in U.S., global, or regional economic conditions could have a continuing adverse effect on the profitability of some or all of our businesses.
Our planning relies on certain estimates and assumptions which may be inaccurate or even incorrect, including:
•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

Statement of the Managing Director
Statement ex Article 5:25c Paragraph 2 sub c Financial
Markets Supervision Act (“Wet op het Financieel Toezicht”)
To my knowledge,
1)	the Financial Statements (with the Other Information as meant in article 2:392 Civil Code) give a true and fair view of the assets, liabilities, financial position and results of Eurand N.V. and its consolidated subsidiaries;

2)	the Managing Director’s report gives a true and fair view of the position as per 31 December 2009 and the developments during the financial year 2009 of Eurand N.V. and its related subsidiaries included in its Financial Statements; and

3)	the Managing Director’s report describes the risks, the expected development of business and the conditions on which the development of turnover and of profitability depend.
The Managing Director
Gearóid M. Faherty
Amsterdam, April 28, 2010

Non-Executive Directors’ Report
The non-executive directors have concluded that they are each independent of the Managing Director and senior executives of the Company and, with the exception of Jonathan J. Cosgrave and Simon Turton, who are employed by Warburg Pincus (see “Major Shareholders” below), that they are independent of the major shareholders of Eurand. The non-executive directors unanimously support the strategy pursued by the Managing Director as set forth in the Managing Director’s Report above.
Remuneration Report of the Compensation Committee of Eurand N.V. for 2009
The Compensation Committee of the Board of Directors of the Company consists of Dr. Simon Turton (Chair), Rolf A. Classon, and Angelo Malahias. The committee met on five (5) occasions in 2009. The compensation policy approved at the 2007 annual general meeting of shareholders (the “Compensation Policy”) remains unchanged. The Compensation Committee is responsible for establishing and discharging the Compensation Policy with respect to Directors and Senior Management of the Company.
Remuneration Principles
The purpose of the Compensation Policy is to define a competitive compensation package, designed to attract, retain and motivate appointees to the Board and senior management, who possess the necessary leadership qualities and the requisite skills and experience in the various facets of the Company’s business. In this way, the policy aims to drive strong business performance, promote accountability and assure that directors’ interests are closely aligned to those of the Company’s shareholders.
The Compensation Policy benchmarks director compensation to levels commensurate with market practice in the United States for public companies of a size and complexity comparable to the Company. In practice, the market median has been adopted as a point of departure. From time to time, the Compensation Committee shall propose a compensation package for the Board members consistent with the Compensation Policy for approval of the general meeting of shareholders. Adjustments to the package of executive board members are proposed by the Compensation Committee and approved by the non-executive directors of the Board.
Compensation package of the Board of Directors
“A” Directors — The Executive Directors and Chief Executive Officer
Eurand N.V. has one “A” Director or a director who serves as an executive director of the Company -
the Company’s Chief Executive Officer and Chairman of the Board.
According to the Compensation Policy, the compensation package for the Chief Executive Officer shall be consistent with industry standards subject to approval of the general meeting of shareholders in accordance with internal policies and the Dutch Corporate Governance Code. Generally such package is expected to include:
•	A fixed component: gross annual base salary;

•	A variable component:
•	a cash bonus of up to a specified percentage of gross annual base salary; and

•	equity compensation, generally linked to the attainment of defined and measurable objectives;
•	Severance pay upon termination of employment.
The compensation package of the serving Chief Executive Officer was approved by the 2007 annual general meeting of shareholders and since then has been adjusted in accordance with the Compensation Policy.
Gross Annual Base Salary
The base salary shall be subject to review annually by the Compensation Committee in light of the Chief Executive Officer’s performance as well as the Company’s performance and changes in compensation benchmarks, industry standards, and/or inflation. The Compensation Committee may propose a reasonable salary increase or decrease, if any, for approval to the non-executive directors.
For 2010, the Compensation Committee has proposed a 3% increase in the Chief Executive Officer’s base salary from the current base salary of €567,736 to €584,768, subject to the approval of the non-executive directors of the Board.
Bonus
The Chief Executive Officer is eligible for gross cash bonuses calculated as a percentage of his gross annual base salary. The payment of any such bonus is contingent upon the attainment of defined goals identified by the Compensation Committee to further the short-term objectives and long-term growth of the Company. The extent to which the Chief Executive Officer has achieved these goals is determined by the Compensation Committee in the course of the annual review and the amount of the bonus payment consequently proposed shall be submitted for approval to the non-executive directors in accordance with the Compensation Policy.
Further to its review of the CEO’s attainment of the goals established for 2009 and Company performance, the Compensation Committee has proposed that the Chief Executive Officer be awarded an annual bonus based on a percentage of his 2009 base salary, amounting to €262,578 payable in March 2010, subject to approval of the non-executive directors of the Board. The Compensation Committee has decided that it is in the best interests of the Company not to disclose in this report the Chief Executive Officer’s actual objectives for 2009 because of the competitively sensitive nature of this information.
Equity Compensation
In order to correlate executive compensation to the creation of shareholder value, the Chief Executive Officer is eligible to participate in the Company’s Equity Compensation Plan (the “Plan”). Subject to approval by the non-executive directors, the Compensation Committee may nominate the Chief Executive Officer for grants of equity awards, determining the terms and conditions thereof in accordance with the Plan and the objectives contingent upon the achievement of which the awards shall be granted; each such grant to be subject to approval of the non-executive directors.
The Compensation Committee recommends a grant of 110,000 stock options to the Chief Executive in consideration of his performance in 2009, to be awarded in March 2010.

Contractual arrangements with the Chief Executive Officer
Eurand N.V. entered into an employment agreement with the Chief Executive Officer (Gearoid Faherty) on March 18, 1999 for an initial term of five years, after which the term is automatically extended from year to year unless terminated by either party upon presentation of ninety (90) days’ notice. The Chief Executive Officer may terminate the agreement for good reason following a Substantial Breach (as defined in his employment agreement) that is not cured within 30 days of the Company’s receipt of notice of such breach from Mr. Faherty. In such event, Mr. Faherty would be entitled to continue to receive his base salary and health benefits under the Company’s health plans for an additional year following such termination. If we terminate the agreement for cause, Mr. Faherty will receive no severance pay. If the Company terminates his agreement without cause, Mr. Faherty will be entitled to the same compensation as if he resigned for good reason following an uncured Substantial Breach. The employment agreement does not currently contemplate a pension scheme.
Director Fees
The Executive Director does not receive any additional compensation for acting as Chairman of the Board or as a director or officer of any subsidiary of the Company.
In summary, the remuneration of our executive director, chairman and CEO in 2009 was:

Sole Executive Director of Our Board and CEO	Salary(1)	Bonus(2)	Non-Cash Benefits(3)	Total
Gearóid M. Faherty	€567,736	€262,578	€10,099	€840,413

(1)	The non-executive members of our Board, upon the recommendation of our Compensation Committee, approved an annual base salary for 2009 for our CEO of €567,736.

(2)	The bonus payable in March 2010 to the sole executive member of our Board and CEO in relation to the 2009 financial year was approved by the Compensation Committee, and approved by the non-executive members of our Board in respect of the 2009 financial year, based on fulfilment of a number of pre-defined objectives for 2009.

(3)	Includes use of a company car and additional medical coverage.
No equity awards were made to Mr. Faherty in the course of 2009. Details of all awards held by Mr. Faherty as of December 31, 2009 are set out in the table under the heading “Stock Options” on page 25 of this Report.
“B” Directors — Non-Executive Directors
The compensation package for the “B” Directors or non-executive directors shall be consistent with industry standards and subject to approval of the general meeting of shareholders in accordance with the Company’s internal policies and the Dutch Corporate Governance Code. Generally such package is expected to include:
•	A fixed component: gross annual base fees;

•	A variable component:
•	a standard gross attendance fee per meeting of the Board or Board committee, which shall be additional to and not in lieu of reimbursement of out-of-pocket expenses; and

•	grants of equity compensation, generally linked to the attainment of defined and measurable objectives.

Gross Fees
Gross annual fees and gross attendance fees are paid in quarterly installments and are subject to applicable withholding in The Netherlands. The fees paid to non-executive directors are evaluated periodically by the Compensation Committee and, under the terms of the Compensation Policy, may be adjusted in line with changes in compensation benchmarks or industry standards subject to the approval of the general meeting of shareholders.
Reimbursement of Expenses
Upon presentation of properly documented expense claims, the non-executive directors shall be reimbursed by the Company for out-of-pocket expenses wholly, exclusively and necessarily incurred in connection with attendance at Board and committee meetings and in the fulfilment of their duties as Board members.
Equity Compensation
In keeping with United States market practice, the compensation of non-executive directors can include an equity-based component. This is a deviation from Best Practice Provision III.7.1 of the Code, but in our opinion justified in order to be able to attract the best qualified candidates as non-executive director. The Compensation Committee may nominate directors for equity compensation, determining the amount of the equity compensation, if any, and the relative terms and conditions of grant, all in accordance with the Plan; each such grant to be subject to the prior approval of the general meeting of shareholders.
In 2009, the non-executive directors were awarded 11,000 stock options each at fair market value and in accordance with the terms of the Plan, as approved by the Annual General Meeting of Shareholders held on June 4, 2009.
2009 Fees
For the year ended December 31, 2009, the non-executive members of our Board received gross fees, including attendance fees, in the aggregate amount of €199,250 as set forth in the table below.

Non-Executive Directors of our Board	Directors’ Fees, gross
Simon Turton, Ph.D. (appointed June 4, 2009)	€22,750	**
Jonathan J. Cosgrave (appointed June 4, 2009)	€20,500	**
Rolf A. Classon	€43,500
William J. Jenkins, M.D.	€41,250
Angelo C. Malahias	€53,500	*
Nicholas J. Lowcock (resigned June 4, 2009)	€17,750
Total	€199,250

*	includes €10,000 for chairing the Audit Committee.

**	pro-rated as members joined the Board in June 2009.

Stock Options
The following table discloses, as of December 31, 2009, stock options held by the members of our Board:

	Date	Number	Exercise		2009	Number	First Vesting	Expiration
Name	Granted	Granted	Price		Exercises	Outstanding	Date	Date
Gearóid M. Faherty	February 28, 2002	240,000	€6.67			240,000	December 31, 2002	2/28/2012
	June 23, 2003	120,000	€5.00		—	120,000	December 31, 2003	6/23/2013
	October 26, 2005	120,000	€5.00		—	120,000	December 31, 2005	10/26/2015
	May 16, 2007	120,000	$16.00		—	120,000	December 31, 2007	5/16/2017
	March 4, 2008	90,000	$15.05		—	90,000	December 31, 2008	03/4/2018
	November 5, 2008	90,000	$9.15		—	90,000	December 31, 2009	11/05/2018

Rolf A. Classon	August 29, 2007	10,000	$12.88		—	10,000	August 29, 2008	8/29/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Jonathan J. Cosgrave	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

William J. Jenkins, M.D.	July 5, 2000	15,000	€6.67		—	15,000	July 31, 2001	7/5/2010
	May 16, 2007	10,000	$16.00		—	10,000	December 31, 2007	5/16/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Angelo C. Malahias	August 29, 2007	15,000	$12.88		—	15,000	August 29, 2008	8/29/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Simon Turton, Ph.D.	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

(1)	Options granted in 2009 pursuant to the Eurand N.V. Equity Compensation Plan
For 2010, the Compensation Committee has proposed that the annual retainer for non-executive directors remain €30,000 and that the annual audit chair fee remain €10,000. Subject to approval of the Annual General Meeting of Shareholders, the Committee has proposed that the meeting attendance fee for Non- Executive Directors be increased from €750 per board or committee meeting to €1,000 per board or committee meeting. In addition, the Compensation Committee has nominated the non-executive directors for an award of 11,000 stock options each, subject to shareholder approval.
Compensation Policy for Senior Management
The Compensation Policy for senior management is determined annually by the Compensation Committee and approved by the Board. The basic principles of the remuneration and the remuneration package are in outline the same as those of all the members of the Board, while the bonus scheme and the Plan are based on the same principles as those for the executive directors of the Board.
For senior management too, the principle followed is that the variable components are strongly dependent on measurable targets such as the achievement of the strategic agendas and the management agendas, meeting targets for net result and growth, outperformance of the “midcap” share index and the achievement of economic profit.
Proposed Compensation Policy for 2010 and Subsequent Years
The Compensation Committee currently does not intend to amend the Company’s Compensation Policy, except with regard to meeting attendance fees to non-executive directors as noted above, subject to approval by the Annual General Meeting of Shareholders.

Final Note
The Compensation Committee is of the opinion that the Company has acted in accordance with the Compensation Policy in 2009. In drawing conclusion in relation to the remuneration package in its totality, information about current market practice will be taken into account.
Stock options granted in 2009
The Company has an equity-based employee compensation plan which comprises mainly of options to buy our ordinary shares that are granted to our employees. On January 1, 2006, we adopted a policy which values stock option costs at fair value. We have implemented the prospective application transition method of adoption and, as such, prior-period consolidated financial statements have not been restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of operations, whereas total compensation cost related to awards already granted at the date of adoption continue to be accounted for under the methods of valuation and expensing used prior to adoption, which are described below. The policy also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow. Prior to January 1, 2006, the excess of the underlying stock price over the exercise price on the measurement date was recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options (unless certain original grant date terms were subsequently modified).
Beginning January 1, 2006, the Company uses a lattice model to calculate the grant-date fair value of an award of stock options. The valuation of options granted in 2009 is based on the assumptions noted in the following table. Because lattice based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed.

2009
Risk free interest rate	0.3-3.7%
Expected dividend yield	0%
Expected stock price volatility	75%
Post vesting forfeiture rate	6%
Suboptimal exercise factor	2.0
Compensation cost for awards of stock options that have graded vesting, granted after January 1, 2006, is recognized on a straight-line basis over the requisite service period for the entire award.
In 2009 stock options were primarily granted to certain new employees at the start of their employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and consequently the commencement of the amortization of the expense, were met for 336,000 options during 2009. The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2009, was €5.05 per stock option.

Committees of the Board of Directors
Audit Committee
Our Audit Committee consists of Rolf A. Classon, William J. Jenkins and Angelo C. Malahias. The Audit Committee is governed by a written charter, which is approved by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC, the NASDAQ Stock Market and the Netherlands Corporate Governance Code, that all members of the Audit Committee fulfill the requirement of being financially literate and that Angelo C. Malahias, the committee chair, is an Audit Committee financial expert as defined under current SEC regulations and the Code.
The Audit Committee is appointed by the Board and is responsible for, among other matters, overseeing the:
•	integrity of Eurand’s financial statements, including its system of internal controls;

•	Eurand’s compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of Eurand’s independent audit function and independent auditors, as well preparing an Audit Committee Report as required by the Code.
Our Audit Committee held six meetings (such number included one telephone conference meeting) during 2009. The Audit Committee discussed the financial results for interim periods, policies on risk management and internal control.
The Audit Committee, in conjunction with management, continues to evaluate the necessity of adding an internal audit department to the Company’s operations, given the Company’s current use of an outside auditing consultant for that purpose.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of William J. Jenkins and Simon Turton. The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:
•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to Eurand and to periodically review the same.
Our Nominating and Corporate Governance Committee held two meetings during 2009. The Nominating and Corporate Governance Committee discussed the composition of the Board and conducted the annual self assessment of the Board.

In deviation of Best Practice Provision III.5.3 of the Code our Nominating and Corporate Governance Committee did not prepare a separate report of its deliberations and findings to the Board. However, the Board was in meetings on a regular basis informed about the discussions within the Committee.
Compensation Committee
Our Compensation Committee consists of Rolf A. Classon, Angelo C. Malahias and Simon Turton. The Compensation Committee is appointed by the Board and is responsible for, among other matters:
•	establishing and periodically reviewing Eurand’s compensation programs;

•	reviewing the performance of directors, officers and employees of Eurand who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities; and

•	reporting on compensation arrangements and incentive grants to the Board.
Our Compensation Committee met five time(s) during 2009 primarily to review bonuses, equity compensation and other compensation arrangements.
In deviation of Best Practice Provision III.5.3 of the Code our Compensation Committee did not prepare a separate report of its deliberations and findings to the Board. However, the Board was in meetings on a regular basis informed about the discussions within the Committee.
Assessment of Effectiveness of Internal Controls
The Audit Committee requested information from the executives of the Company on internal controls and met independently with Eurand’s auditors. The Audit Committee reviewed the information which included reports on the Company’s audit of its internal controls under the Sarbanes Oxley Act of the United States and the Code in 2009. Based on that evidence their assessment concluded that the system of internal controls does not suffer from material weaknesses and that there are no significant indications that the system of internal controls will not work effectively in 2010.
Conflicts of Interest
As per Best Practice Provision II.3.2 of the Code each director shall immediately report any conflict of interest or potential conflict of interest concerning a Director to the Chairman. The Director with such conflict of interests shall in such case provide the Chairman of the Board with all information relevant to the conflict. Decisions to enter into transactions in which there are conflicts of interest with Board members require the approval of the Audit Committee. It follows from the Best Practice Provision II.3.4. that, in the event of conflicts of interests, the approval is required of the non-executives. However, the Board Rules and the Audit Committee charter provide that the approval of the Audit Committee is required. Since not all non-executive directors are member of the Audit Committee, the approval by the Audit Committee is a deviation of the Code. The Board is of the opinion that since all independent non-executive directors are a member of the Audit Committee, this committee is the most appropriate forum to decide upon conflicts of interest within the meaning of the Code. During the year no conflicts of interest were reported.
Only one shareholder, Warburg Pincus, owns more than 10% of the shares of the Company. No conflicts of interest arose between members of the non-executive Board and the Company during 2009 and the best practice provision III.6.4 has been observed.
Protective Measures
There are no protective devices specifically designed to deter takeovers in place.
Non-Executive Directors’ Self-Assessment of Performance
The non-executive directors conduct an annual self-assessment of the Board performance through the Nominating and Corporate Governance Committee. The evaluation for 2009 was conducted using a teleconference meeting held in March 2010. As part of Board self-assessment the non-executive directors conducted a review to identify aspects with regard to which the non-executive directors required further training or education. No such aspects were identified. No non-executive director was frequently absent from Board or committee meetings during 2009.
The Audit Committee and the Compensation Committees also conduct an annual self-assessment of their performance. The evaluations for 2009 were conducted using teleconferences meeting held in March 2010. The committee self-assessments consider whether and how well each committee has performed the responsibilities listed in its charter and focus on both strengths and opportunities for improvement.
Non-Executive Directors’ Assessment of Performance of Managing Director
The non-executive directors provided their annual self-assessment of the Chief Executive Officer’s performance for 2009 in December 2009. At that time, the Compensation Committee awarded the Chief Executive Officer a 3% increase in base salary effective from January 1, 2010. The Compensation Committee considered this increase reasonable in the light of the Chief Executive Officer’s performance in 2009 and in line with changes in compensation benchmarks, industry standards and the rate of inflation in 2009.

Corporate Governance
As we are a Netherlands public limited liability company (naamloze vennootschap) whose ordinary shares are listed on the NASDAQ Global Market (“NASDAQ”), we are required to comply with the Sarbanes-Oxley Act and certain corporate governance requirements and best practices set out by the NASDAQ, the SEC and the Netherlands Corporate Governance Code (the “Code”).
At Eurand, we are committed to upholding the highest standards in corporate governance and ethics practices. We believe our numerous internal policies and procedures provide structure for the operation of Eurand that is consistent with the best interests of our stockholders and customers as well as the requirements of the law and modern standards of corporate governance. We endeavour to ensure that our policies and procedures comply with both United States and Netherlands corporate governance requirements, to the extent possible and desirable. In this report, we discuss our corporate governance structure.
The Code, which was amended on 10 December 2008 (with effect from 1 January 2009), contains principles and best practices for Dutch companies with listed shares. The Code requires companies to either comply with the best practice provisions of the Code or to explain why they deviate from these best practice provisions.
There have been no material changes in our corporate governance structure in 2009 compared to 2008. We will discuss any future material changes in our corporate governance structure in the Annual General Meeting of Shareholders. Corporate governance related documents are available on our website, including the applicable Articles of Association, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Whistleblowing Policy, Compensation Policy, Code of Business Conduct and Ethics, Insider Trading Policy and Profile of the Board of Directors.
Below we discuss our corporate governance, to the extent not already addressed elsewhere in this report:
Board of Directors
Responsibilities
Under our Articles of Association, the Board Rules, the Corporate Governance Guidelines, the various Committee Charters and Netherlands corporate law, the members of the Board are collectively responsible for the management, general and financial affairs and policy and strategy of Eurand.
Our Board currently consists of six members existing of one executive director and five non-executive directors. Eurand has no independent Supervisory Board. The non-executive directors fulfill the same role as supervisory board members. The executive director is our Chief Executive Officer and our Chairman. He is primarily responsible for managing our day-to-day affairs. In addition, he has other responsibilities that have been delegated to the executive director in accordance with our Articles of Association, the Board Rules, the Corporate Governance Guidelines and the various Committee Charters. The non-executive directors supervise the Chief Executive Officer and our general affairs and provide general advice to our Chief Executive Officer. In performing their duties the non-executive directors are guided by the interest of the Company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders. The internal affairs of the Board are governed by our Board Rules.
Each director is expected to spend the time and effort necessary to properly discharge his responsibilities. These include:
✓	overseeing the conduct of Eurand’s business, to evaluate whether the business is being properly managed;

✓	reviewing and, where appropriate, approving Eurand’s major financial objectives, plans and actions;

✓	reviewing and, where appropriate, approving major changes in, and determinations of other major issues respecting, the appropriate auditing and accounting principles and practices to be used in the preparation of Eurand’s financial statements;

✓	reviewing and, where appropriate, approving major changes in, and determinations under the Guidelines, Code of Ethics and other Company policies;

✓	reviewing and, where appropriate, approving actions to be undertaken by Eurand that would result in a material change in the financial structure or control of Eurand, the acquisition or disposition of any business or asset(s) material to Eurand or the entry of Eurand into any major new line of business;

✓	regularly reviewing and evaluating the performance of the Chief Executive Officer and other members of senior management based on reports from the Compensation Committee;

✓	providing advice and counsel to the Chief Executive Officer and principal senior executives;

✓	planning for succession with respect to the position of Chief Executive Officer and monitoring management’s succession planning for other key executives;

✓	ensuring that Eurand’s business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; and

✓	performing such other functions as the Board believes appropriate or necessary, or as otherwise prescribed by rules or regulations.
Further responsibilities of each of the directors are described in the Board Rules.
As per Best Practice Provision III.8 of the Code, the composition and functioning of a management board comprising executives and non-executives directors shall be such that proper and independent supervision by non-executive directors is assured. Gearoid Faherty is both the Chief Executive Officer, as well as the Chairman of the Board, while Best Practice Provision III.8.1. of the Code provides that the Chairman of the Board shall not be an executive director. Our Board is of the opinion that due to the fact that Mr. Faherty has directed the Eurand business since 1994, he is the best possible person to safeguard the interest of all of the Company’s stockholders and therefore should continue to assume the position of chairman.
In order to assure independent supervision of the executives, the non-executive directors meet independently of Mr. Faherty and such meetings are chaired by Dr. Turton.
At December 31, 2009, there were six members of our Board of Directors. On June 4, 2009, Nicholas Lowcock resigned from his position as director on the Board and Simon Turton and Jonathan J. Cosgrave were elected as non-executive directors.
Of the six members of the Board, five are non-executive directors. Of the five non-executive directors, three are independent within the meaning of the Code and two are not, Jonathan J. Cosgrave and Simon Turton, (Best Practice Provisions III.2.1 and III.2.2 of the Code). Jonathan J. Cosgrave and Simon Turton are employed by Warburg Pincus. The appointment of both of them to the Board is a deviation from the independency requirements under the Code. The Board is of the opinion that given their great expertise with, and in depth knowledge of, the pharmaceutical industry, the Company will greatly benefit from their skills and therefore the deviation from the Code is justified. As a result of its shareholdings, Warburg Pincus and Eurand are parties to an Investor Rights Agreement which provides Warburg Pincus the opportunity to a certain level of participation at the board level depending upon its share ownership.
The Chairman of the Board is obligated to ensure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties, (ii) each director has sufficient time for consultation and decision making, and (iii) the Board and the Board committees are properly constituted and functioning.
During the fiscal year ended December 31, 2009, the Board held eight meetings (such number includes three telephone conference meetings). To promote open discussion among the non-executive directors, those directors met in 2009 in a regularly scheduled executive session without participation of our Company’s management and they will continue to do so in 2010. In 2009, Nicholas Lowcock served as the presiding director for purposes of this meeting. Simon Turton replaced Nicholas Lowcock as the new presiding director upon Mr. Lowcock’s resignation from the Board. During the Board meetings the Board discussed such topics as the establishment of Board committees and related specific delegated authorities, the financial results achieved at various times during the year and the outlook for future periods, and reviewed reports on risk management activity for the Audit Committee and the internal risk management and control function.

Conflicts of Interests
As per Best Practice Provision II.3.2 of the Code each director shall immediately report any potential conflict of interest concerning a director to the Chairman. The director with such conflict of interest shall provide the Chairman of the Board with all information relevant to the conflict. Decisions to enter into transactions in which there are conflicts of interest with Board members require the approval of the Audit Committee. It follows from the Best Practice Provision II.3.4. that in the event of a conflicts of interest, approval is required by the non-executive directors. However, the Audit Committee charter provides that the approval of the Audit Committee is required. Since not all non-executive directors are member of the Audit Committee, the approval by the Audit Committee is a deviation of the Code. The Board is of the opinion that since all independent non-executive directors are a member of the Audit Committee, this committee is the most appropriate forum to decide upon conflicts of interest within the meaning of the Code. During the year no conflicts of interest were reported.
Reporting of Trading in Netherlands Listed Companies
The members of our Board are aware of the limitations under the Netherlands and United States law that apply to trading in listed securities when one is in the possession of material non-public information. As per our Insider Trading Policy, prior to directly or indirectly trading any security of Eurand, every officer and key employee is required to contact the Chief Legal Officer and make an initial determination whether Eurand and/ or such officer or key employee is in possession of material, non-public information relating to such security. If after consulting with the Chief Legal Officer it is determined that Eurand and/ or such officer or key employee is in possession of material, non-public information, trading may not occur in such security. During the year there has been no trading in securities with the possession of material, non-public information by Eurand or any officer or key employee of Eurand.
Profile of the Board
Eurand established a profile of the Board as per Best Practice Provision III.3.1 of the Code, which was approved by the shareholders in the annual general meeting held on 4 June 2009 and has been posted on the Company’s website. Any (re)appointment to the Board shall be based on consistency with such Board profile. On reappointment, account must be taken of the candidate’s performance in the past period. A Board member who is available for reappointment must be interviewed by the chairman of the Nominating and Corporate Governance Committee. Any new Board members will serve a four-year term and new Non-Executive Board members may be re-elected no more than twice.
Although upon re-appointment of Mr Classon and Mr Malahias at the 2010 Annual General Meeting, the composition of the Board will not be entirely in line with the Profile of the Board, the Board, after consultation with the Nominating and Corporate Governance Committee, nevertheless recommends their re-appointment. Both Mr Classon and Mr Malahias have invaluable expertise with respect to the pharmaceutical industry and their insights and network are of great benefit to the Company. In addition Mr Malahias, who is the chair of the Audit Committee, is a financial expert as defined under current SEC regulations and the Dutch Corporate Governance Code.

Appointment and dismissal of directors
Under the articles of association both executive and non-executive directors are appointed by the general meeting of shareholders. A resolution to appoint a director may be adopted by an absolute majority of the valid votes cast, provided that the resolution is adopted further to a proposal by the Board of Directors based on a recommendation of the Nominating and Corporate Governance Committee. The general meeting of shareholders may appoint a director, without there being a proposal by the Board to this effect, by a resolution adopted by an absolute majority of the valid votes cast representing at least one-third of the issued capital.
The general meeting of shareholders may at any time suspend or dismiss a director. A resolution to suspend or dismiss a director may be adopted by an absolute majority of the valid votes cast, provided that the resolution is adopted further to a proposal by the Board. The general meeting of shareholders may suspend or dismiss a director, without there being a proposal by the Board to this effect, by a resolution adopted by an absolute majority of the valid votes cast representing at least one-third of the issued capital.
Amendment of the articles of association
The general meeting of shareholders may only resolve to amend the articles of association further to a proposal by the Board to that effect. Such a resolution requires an absolute majority of the valid votes cast.
Authorization Board of Directors to issue shares, to grant rights to subscribe for shares and limit or exclude pre-emptive rights
In the general meeting of shareholders held on 4 June 2009 the shareholders designated the Board as authorized corporate body to issue shares and/or to grant rights to subscribe for such shares, to determine the price and further terms and conditions of such issues of shares and to restrict or exclude pre-emptive rights in respect of such issue of shares and rights to subscribe for shares, for a period of five years from the date of that meeting.
Authorization of Board of Directors to repurchase shares
In the general meeting of shareholders held on 4 June 2009 the shareholders authorized the Board, for a period of 18 months with effect from the date of that meeting, to acquire for the Company as many of its own shares as is permitted by Dutch law and the articles of association of the Company, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the Company’s shares quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares in the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.
Internal Risk Management and Control Framework
Management is responsible for designing, implementing and operating an adequate functioning internal risk management and control framework in the Company. The purpose of this framework is to identify and manage the strategic, operational, financial and compliance risks to which we are exposed, to promote effectiveness and efficiency of our operations, to promote reliable financial reporting and to promote compliance with laws and regulations. Our internal risk management and control framework is based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) internal control framework. Our internal risk management and control framework has the following key components: control environment, risk assessment, control activities, information and communication and monitoring.
Planning and Control Cycle
The planning and control cycle consists of an annual budget and business plan prepared by management and approved by our Board, quarterly forecasts and operational reviews and monthly financial reporting.
Code of Business Conduct and Ethics and Whistleblowing Policy
Eurand’s Code of Business Conduct and Whistleblowing Policy applies to all directors, officers and employees of Eurand. It is designed to promote honest and ethical conduct for the business of Eurand with the highest standards of business ethics consistent with applicable laws and regulations. Eurand’s Whistleblowing Policy provides for the receipt, retention, and treatment of complaints regarding Eurand’s accounting, internal accounting controls, or auditing matters, and protects the confidential, anonymous reporting of employees’ concerns regarding questionable accounting and auditing matters. In addition, in 2008 Eurand’s Whistleblowing Policy was amended to allow for reporting of alleged violations of applicable United States law and regulations relating to marketing and promotional practices of pharmaceutical products.
A copy of the Code of Business Conduct and Ethics is posted on our website, and may be viewed at http://www.eurand.com.
Risk Management and Internal Controls
The Company has implemented financial policies and procedures, including accounting policies, and nonfinancial policies and procedures to ensure the appropriate execution of control over operations.
Our Auditors
Eurand’s external auditor is responsible for auditing the financial statements. Following the recommendation by the Audit Committee and upon proposal by the Board, the General Meeting of Shareholders appoints each year the auditor to audit the financial statements of the current financial year. The external auditor reports to our Audit Committee. The external auditor is present at the meetings of the Audit Committee as often as the Audit Committee considers necessary, but at least once a year without attendance of the Chief Executive Officer or other officers of Eurand or directors not forming part of the Audit Committee. The Audit Committee pre-approves every engagement of our external auditor. The Audit Committee shall assure the regular rotation of the lead audit partner of the external audit firm. The current responsible partner has been appointed in the 2009 for the first time. In deviation of Best Practice Provision V.2.1 of the Code, the external auditor was not invited to attend the annual general meeting of shareholders held on 4 June 2009. The reason for this is that none of the shareholders of the Company indicated that they would be physically present at that meeting.
Equity Compensation
The following table discloses, as of December 31, 2009, stock options held by the members of our Board:

	Date	Number	Exercise		2009	Number	First Vesting	Expiration
Name	Granted	Granted	Price		Exercises	Outstanding	Date	Date
Gearóid M. Faherty	February 28, 2002	240,000	€6.67			240,000	December 31, 2002	2/28/2012
	June 23, 2003	120,000	€5.00		—	120,000	December 31, 2003	6/23/2013
	October 26, 2005	120,000	€5.00		—	120,000	December 31, 2005	10/26/2015
	May 16, 2007	120,000	$16.00		—	120,000	December 31, 2007	5/16/2017
	March 4, 2008	90,000	$15.05		—	90,000	December 31, 2008	03/4/2018
	November 5, 2008	90,000	$9.15		—	90,000	December 31, 2009	11/05/2018

Rolf A. Classon	August 29, 2007	10,000	$12.88		—	10,000	August 29, 2008	8/29/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Jonathan J. Cosgrave	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

William J. Jenkins, M.D.	July 5, 2000	15,000	€6.67		—	15,000	July 31, 2001	7/5/2010
	May 16, 2007	10,000	$16.00		—	10,000	December 31, 2007	5/16/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Angelo C. Malahias	August 29, 2007	15,000	$12.88		—	15,000	August 29, 2008	8/29/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Simon Turton, Ph.D.	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

(1)	Options granted in 2009 pursuant to the Eurand N.V. Equity Compensation Plan
Major Shareholders
The Company has only one class of shares. The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 2, 2010 by:
*	each person or entity that we know beneficially owns 5% or more of our shares of outstanding ordinary shares;

*	our chief executive officer and our other members of senior management;

*	each of our directors; and

*	all of our current directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 2, 2010 are considered as beneficially owned by the person holding such options, warrants or rights but they are not treated as outstanding for the purpose of computing the percentage ownership of any person other than of the holder. Each shareholder is entitled to one vote for each share held. The applicable percentage of ownership for each shareholder is based on 47,865,196 ordinary shares outstanding as of March 2, 2010. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Warburg, Pincus Equity Partners, L.P.(1)	13,103,727	27.38%
Warburg, Pincus Ventures International, L.P.(1)	13,103,725	27.38%
Wellington Management Company, LLP	2,385,706	4.98%
Executive Officers and Directors
Directors
Rolf A. Classon(2)	6,667
Gearóid M. Faherty(3)	2,423,523	4.99%
William J. Jenkins, M.D.(4)	23,125
Simon Turton, Ph.D(5)	26,207,452	54.75%
Jonathan J. Cosgrave(6)	26,207,452	54.75%
Angelo C. Malahias(7)	10,000
Executive Officers
Mario P. Crovetto(8)	320,092
Manya S. Deehr(9)	118,158
John J. Fraher(10)	494,139	1.03%

All Directors and Executive Officers as a group (10 persons)	29,603,155	60.14%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Warburg, Pincus Equity Partners, L.P. includes two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I C.V. and Warburg, Pincus Netherlands Equity Partners III C.V., or, together, WPEP. Warburg Pincus Partners LLC, or WP Partners, is the general partner of each of WPEP and Warburg, Pincus Ventures International, L.P., or WPVI. Each of WPEP and WPVI is managed by Warburg Pincus LLC, or WP LLC. Charles R. Kaye and Joseph P. Landy are the Managing General Partners of Warburg Pincus & Co., or WP, the sole member of WP Partners, and Managing Members and Co-Presidents of WP LLC and may be deemed to control both entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. WPEP, WPVI, WP Partners, WP and WP LLC are collectively referred to in this Annual Report as Warburg Pincus. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017. Warburg Pincus, in the aggregate, beneficially own approximately 54.8% of our outstanding ordinary shares.

(2)	Includes options which are fully vested to purchase 6,667 ordinary shares under our equity compensation plan.

(3)	Includes options which are fully vested to purchase 662,500 ordinary shares under our equity compensation plan.

(4)	Includes options which are fully vested to purchase 23,125 ordinary shares under our equity compensation plan.

(5)	Dr. Turton, one of our directors, is a managing director of Warburg Pincus International LLC. All shares indicated as owned by Dr. Turton are included because of his affiliation with the Warburg Pincus entities. Dr. Turton disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(6)	Mr. Cosgrave, one of our directors, is a principal of Warburg Pincus International LLC. All shares indicated as owned by Mr. Cosgrave are included because of his affiliation with the Warburg Pincus entities. Mr. Cosgrave disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(7)	Includes options which are fully vested to purchase 10,000 ordinary shares under our equity compensation plan.

(8)	Includes options which are fully vested to purchase 270,042 ordinary shares under our equity compensation plan.

(9)	Includes options which are fully vested to purchase 117,758 ordinary shares under our equity compensation plan.

(10)	Includes options which are fully vested to purchase 270,042 ordinary shares under our equity compensation plan.
We effected a registered public offering of our ordinary shares and our ordinary shares began trading on the NASDAQ Global Market in May 2007. Accordingly, certain of our principal shareholders acquired their ordinary shares either at or subsequent to this time. On October 28, 2009, the Company completed an underwritten secondary public offering of 9,775,000 of its’ ordinary shares. The Company offered 2,000,000 shares and Warburg Pincus Equity Partners, L.P. (including two affiliated partnerships) and Warburg Pincus Ventures International, L.P., our major shareholders, offered 7,775,000 shares for re-sale (including an underwriters’ over-allotment option to purchase an additional 1,275,000 ordinary shares). Before the offering, the Warburg entities held approximately 74.1% of our outstanding shares and after the offering this percentage fell to approximately 54.8%. Our major shareholders have the same voting rights as our other shareholders. As of March 2, 2010, we had approximately 502 shareholders of record. Approximately 134 of the shareholders of record were located in the United States and held in the aggregate 46,083,773 ordinary shares representing approximately 96% of our outstanding ordinary shares. However, the 134 United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 19,861,550 ordinary shares. Accordingly, we believe that the shares held by CEDEFAST include ordinary shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the company.
Risk Management
This section contains certain risks which are explicitly addressed by our risk management procedures. This section is not a comprehensive guide to all risks facing the business as it focuses on those financial risks which can be actively managed.
Exchange Rate Risk
Our European operations use the euro as the functional currency, and our United States operations use the U.S. dollar as the functional currency. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our United States operations transact business in U.S. dollars primarily with United States customers. We recognize, as a separate component of shareholders’ equity, the cumulative effect of foreign currency translations, which to date is principally due to translation of the results of our United States operations from dollars to euros.
A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €755,000 and €3.1 million for the years ended December 31, 2009 and 2008, respectively. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €923,000 and €3.8 million for the years ended 2009 and 2008, respectively.

Since 2000, we have continued to consistently implement currency hedging strategies to minimize foreign exchange gain and losses in our statement of operations due to exchange rate fluctuation exposure. As a result of this strategy, our net foreign exchange losses or gains have not exceeded €330,000 in any single year during the 2005 to 2009 period.
Impact of Inflation
We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.
Derivatives and Hedging Instruments
We use derivatives and hedging instruments for two purposes:
• to fix the interest payments on floating rate long-term debt to a fixed rate by using interest rate swaps,
• to hedge receivables and payables denominated in foreign currency against exchange rate fluctuations by using forward exchange contracts.
Liquidity Risks
We maintain a significant cash position. In addition to that we had marketable securities of €23.0 million and unused lines of credit of €3.2 million at December 31, 2009. This provides us with adequate financial flexibility.
Credit Risks
Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents and short-term investments with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.
Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers. The Company generally does not require collateral with respect to goods and services provided, but it may require collateral and bank guarantees for certain customers.
Environmental Matters
We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Amsterdam, April 28, 2010

Managing Director
Gearóid M. Faherty

Non-Executive Directors
Rolf A. Classon	Jonathan J. Cosgrave

William J. Jenkins	Angelo C. Malahias

Simon Turton

Financial Statements in Accordance with Generally Accepted Accounting Principles of the Netherlands
Consolidated Balance Sheet
December 31, 2009
A s s e t s

		December		December
		31, 2009		31, 2008
	Note	€000	€000	€000	€000
Fixed assets
Intangible fixed assets	3	15,332		19,129
Tangible fixed assets	4	35,596		37,294
Financial fixed assets	5	1,154		4,099

Total fixed assets			52,082		60,522
Current assets
Inventories	6	15,633		13,923
Receivables	7	32,458		21,121
Marketable securities	8	23,049		3,592
Cash and cash equivalents		16,893		19,146

Total current assets			88,033		57,782

Total assets			140,115		118,304

G r o u p   e q u i t y  a n d   l i a b i l i t i e s

		December 31,	December 31,
		2009	2008
	Note	€000	€000
Group equity
Shareholders’ equity	9	94,018	86,757
Provisions	10	3,661	3,771
Long-term liabilities	11	6,130	6,703
Current liabilities	12	36,306	21,073

Total group equity and liabilities		140,115	118,304

Notes form an integral part of the financial statements.

EURAND N.V., AMSTERDAM
Consolidated Statement of Operations
Year ended December 31, 2009

		2009		2008
	Note	€000	€000	€000	€000
Net sales	17		120,599		98,536
Cost of sales			(61,277)		(53,942)

Gross margin			59,322		44,594
Selling expenses		(20,049)		(14,260)
General and administrative expenses	18	(44,967)		(40,193)

Total expenses			(65,016)		(54,453)
Income from litigation settlement	14		—		24,404
Operating result			(5,694)		14,545
Financial result, net	19		161		357

(Loss) income before taxation			(5,533)		14,902
Income taxes	20		(2,693)		(3,639)

Net (loss) income			(8,226)		11,263

Notes form an integral part of the financial statements.

EURAND N.V., AMSTERDAM
Consolidated Statement of Cash Flows
Year ended December 31, 2009

	2009		2008
	€000	€000	€000	€000
Cash flows from operating activities
Net (loss) income for the year		(8,226)		11,263

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,932		6,837
Amortization	3,598		3,550
Provisions	(57)		(111)
Other non-current assets	3,415		(3,509)
Other non-current liabilities	793		316
Unrealized foreign exchange losses	34		1,503
Stock compensation	2,415		1,860
Deferred taxes	(1,215)		451
Other	408		266

		16,323		11,163

Changes in operating assets and liabilities:
Inventories	(1,866)		(3,884)
Accounts receivable	(8,408)		478
Prepaid expenses and other current assets	(3,171)		(3,621)
Accounts payable	3,440		952
Accrued expenses, deferred revenues and other current liabilities	8,411		924
Income taxes	3,050		(11)

		1,456		(5,162)

Net cash provided by operating activities (carried forward)		9,553		17,264

EURAND N.V., AMSTERDAM

	2009		2008
	€000	€000	€000	€000
Net cash provided by operating
Activities (brought forward)		9,553		17,264

Cash flows from investing activities

Purchases of tangible fixed assets	(6,287)		(7,850)
Purchases of other intangible assets	—		(209)
Proceeds from sales of tangible fixed assets	59		247
Purchase of marketable securities	(32,972)		(3,701)
Maturity of marketable securities	14,202		—
Foreign exchange gains on marketable securities	(447)		—

Net cash used in investing activities		(25,445)		(11,513)

Cash flows from financing activities
Repayment of long-term debt from banks	—		(1,375)
Net change in short-term borrowings	21		13
Borrowings on long term credit facility	—		6,000
Repayment of borrowings on long term credit facility	—		(6,000)
Proceeds from the issuance of ordinary shares	13,606		—
Exercise of stock options	342		1,815

Net cash from financing activities		13,969		453

Net cash flow		(1,923)		6,204

Exchange (losses) gains on cash in foreign currencies		(330)		401

(Decrease) increase in cash		(2,253)		6,605
Cash and cash equivalents at beginning of year		19,146		12,541
Cash and cash equivalents at end of year		16,893		19,146

EURAND N.V., AMSTERDAM
Notes to Consolidated Financial Statements
December 31, 2009
     1. General
Eurand N.V. is a holding company formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V., that was incorporated in The Netherlands as a private company with limited liability in 1984 and converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. In May 2007, Eurand N.V. completed an initial public offering of its ordinary shares in the United States and its ordinary shares began trading on the NASDAQ Global Market. Eurand N.V.’s principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744, with operating subsidiaries organized in the United States, Italy, France and Ireland.
Eurand N.V. together with its subsidiaries (collectively the “Company”) is a specialty pharmaceutical Company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products, utilizing proprietary pharmaceutical technologies to develop novel products that it believes will have advantages over existing products or will address unmet medical needs. Through collaboration arrangements, the Company has applied its technologies to drug products in a range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory. The Company is developing and commercializing a portfolio of therapeutic products to address conditions associated with cystic fibrosis and gastrointestinal disorders and, which are being promoted in the United States with the Company’s own sales and marketing team.
The financial statements are presented in euros.
     2. Summary of significant accounting policies
General
The financial statements have been prepared under the historical cost convention and in conformity with the requirements of the Netherlands Civil Code. As permitted by Section 402, Book 2 of the Code, a condensed statement of operations is presented for the Company itself.
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Consolidation
The consolidated financial statements include the Company and its majority-owned subsidiaries. Reference is made to the Notes to the Company’s Financial Statements for information regarding consolidated subsidiaries. Intercompany transactions and balances, and unrealized profits on intercompany transactions, are eliminated on consolidation.
The results of investments acquired are included from the date of acquisition.

EURAND N.V., AMSTERDAM
Presentation
The Company’s reporting currency and functional currency is the euro.
All amounts prefixed with “€” (euro) presented in the Notes to Consolidated Financial Statements are stated in thousands of euros.
Translation of foreign currencies
Transactions arising in foreign currencies are translated into the local currency at the exchange rate at the date of the transaction. At the balance sheet date, assets and liabilities denominated in foreign currencies are translated at the year-end rates of exchange. The resulting net translation gains or losses are included in the statement of operations.
For the purpose of inclusion in the Company’s financial statements, the balance sheets of other foreign entities are translated into euros at the year-end exchange rates. The statements of operations are translated at the average exchange rates for the year. The resulting net translation adjustments are included in a separate component of shareholders’ equity.
Intangible fixed assets
Goodwill arising on acquisitions represents the excess of the purchase price over fair value of the identifiable tangible and intangible assets and liabilities acquired.
Goodwill is amortized on a straight-line basis over a period of 15 years. The length of life represents the average expected life of the customer relationships (normally backed by renewable, binding supply contracts).
The Company assesses goodwill for impairment whenever there is an indication that the carrying amount of the goodwill may not be recoverable.
Purchased patents, licenses and other rights, such as exclusive supply rights and selling and marketing rights are carried at cost and amortized on a straight-line basis over the estimated useful lives of 7 to 15 years.
Tangible fixed assets
Tangible fixed assets are stated at cost and depreciated using the straight-line method over the following estimated useful lives: buildings — 18 to 30 years; machinery and equipment — 8 to 12 years; furniture and fittings — 3 to 5 years.
Interest charges incurred during the construction of new facilities are capitalized as one of the elements of cost and are amortized over the assets’ estimated useful lives.
Impairment of long-lived assets
The Company assesses its long-lived assets other than goodwill for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the fair values of these assets to their respective net carrying values. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and their estimated fair value.

EURAND N.V., AMSTERDAM
Financial fixed assets
Deferred taxes are valued using present values taking into account local tax rates. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.
Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted averaged method. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Any write-downs of inventory are recorded as an adjustment to the cost basis.
From time to time the Company manufactures goods which have an uncertain market value because they have not been commercially launched. The decision to capitalize the cost of such pre-launch inventory is dependent upon: whether the regulatory process and regulatory requirements for the product are sufficiently well known that it is likely that the product will be approved; whether the manufactured goods will likely have sufficient remaining commercial shelf life at the time the product will be sold; and whether the manufacturing process used will be in accordance with that specification that are likely to be approved for the product. If these conditions are not met then the costs associated with pre-launch inventory are expensed as incurred in cost of goods sold.
Receivables
Receivables are stated at their estimated net realizable value.
Income taxes
Deferred income taxes are accounted for under the liability method, and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets or some portion of deferred tax assets when it is more likely than not these deferred tax assets will not be realized. Deferred tax assets expected to be utilized within one year are recorded as receivable and deferred tax assets expected to be utilized after one year are recorded as financial fixed assets.
Current income taxes are provided by each entity included in the consolidation in accordance with the applicable local laws.
Cash and cash equivalents
Cash equivalents consist of cash in hand and time deposits stated at nominal value. Cash equivalents also comprise other short-term, highly liquid instruments with maturities of three months or less when acquired that are stated at cost, which approximates fair value.

EURAND N.V., AMSTERDAM
Marketable Securities
As of December 31, 2009 and 2008 the Company held U.S. treasury bills, German and French government bonds; and U.S. treasury bills, respectively, classified as “held to maturity.” Held to maturity investments are recorded at amortized cost.
Provision for severance indemnities
The Provision for employee severance indemnities (“TFR”), mandatory for Italian companies pursuant to art. 2120 of the Italian Civil Code, is considered deferred compensation and is based, among other things, on the employees’ years of service and the compensation earned by the employee during the service period. Qualified actuaries determine the defined benefit obligation annually by using the projected unit credit method. Actuarial gains or losses are recognized in the statement of operations in the year in which they occur.
Starting January 1, 2007, the Finance Bill and the relative decrees implementing the bill introduced changes to the employee severance indemnity system including the employee’s choice as to the destination of his/her employee severance indemnity that is accruing (either to supplementary pension funds or to the “Treasury fund” managed by INPS).
Consequently, the Company’s obligation with INPS, the same as contributions for supplementary pension schemes, takes the form of “Defined contribution plans”, whereas the amounts recorded in the Provision for employee severance indemnities, pursuant to RJ271, retain the nature of “Defined benefit plans”. These legislative changes have also lead to a revision of the actuarial assumptions and the consequent calculations used for the computation of employee severance indemnities.
Accounting for TFR requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the statement of operations. These figures are particularly sensitive to assumptions for discount rates, mortality and inflation rates. Details of assumptions made are given in note 10.
Other assets and liabilities
All other assets and liabilities are stated at the amounts at which they were acquired or incurred.
Revenue recognition
The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectability is reasonably assured, and the Company has no further obligations. This is normally the point at which title transfers, which generally corresponds to the date when products are shipped. The Company’s general policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. However, the Company monitors the level of returns and other adjustments related to sales and records a provision when historical rates of return indicate such a provision is necessary.
During 2009, the Company increased sales of Pancrelipase (the Company’s marketed, low cost pancreatic enzyme replacement product). Pancrelipase was sold through the Company’s distributor, X-Gen Pharmaceuticals, Inc. (“X-Gen”). Pursuant to the agreement with X-Gen,

EURAND N.V., AMSTERDAM
under certain circumstances, customers have the right to return Pancrelipase to the Company and receive a refund. As a result, unlike the treatment of the Company’s other products, revenue for Pancrelipase was deferred at the time product was shipped to customers. Instead the Company recognized revenue on product shipped when the Company determined that the product would not be returned and the Company deferred revenue on shipments in excess of this. The Company has established reliable return estimates for Pancrelipase using both historical returns data from the product when it was marketed under a different brand name through a different distributor in the same market, and from data of a similar pancreatic enzyme replacement product in the same market. In addition to historical return rates, the Company considered levels of inventory in the supply chain and levels of patient consumption, based on third party data. These were monitored in comparison to other pancreatic replacement products in the same market.
Royalty revenues are recognized in proportion to the underlying sales to the end user of certain products the Company either markets or manufactures.
The Company also derives revenues from research and development agreements with co-development partners. These agreements generally provide that development work is compensated at a non-refundable hourly rate for a projected number of hours. Certain agreements also provide compensation in the form of non-refundable milestone fees payable only upon the achievement of certain events. In addition such agreements are broken down into two or more stages of work where progression from one stage to the next is contingent upon successful completion of the prior stage. The Company evaluates these agreements and determines the deliverables. Where revenue generating activities exist whose delivery is contingent upon the occurrence of a future event that is not exclusively within the control of the co-development partner we evaluate these activities upon the resolution of the contingency rather than at the inception of the agreement. Once deliverables have been identified we evaluate each deliverable to determine if they can be accounted for as separate units of accounting. Hours worked are considered to be multiple recurring units of accounting and the rate attached to each hour is recognized as revenue when each hour is worked. Milestone fees are recognized as revenue when the performance criteria are met and the contingency resolved.
For certain products sold on a sales-type lease basis, the present value of the minimum lease payments computed at the interest rate implicit in the lease, is recorded as sales revenue at the inception of the lease.
Other
Other income, costs and expenses are allocated to the year to which they relate.
Losses and risks originating before the end of the financial year are taken into account if they have become known before preparation of the financial statements.
Research and development
Research expenses are charged to expenses when incurred.
Development costs are capitalized if they satisfy the technical, commercial and financial feasibility criteria set for them. A legal reserve equivalent to the carrying value is formed. Development costs are amortized in line with the expected economic useful life of the asset

EURAND N.V., AMSTERDAM
concerned. If these criteria are not satisfied, the development costs are charged to the Statement of operations when incurred.
Accounting for stock based compensation
The Company has an equity-based employee compensation plan which comprises mainly options to buy our ordinary shares granted to our employees. On January 1, 2006, we adopted a policy which values stock option costs at fair value. We have implemented the prospective application transition method of adoption and, as such, prior-period consolidated financial statements have not been restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of operations. Whereas, total compensation cost related to awards already granted at the date of adoption continue to be accounted for under the methods of valuation and expensing used prior to adoption, which are described below. The policy also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow.
Prior to January 1, 2006, the excess of the underlying stock price over the exercise price on the measurement date is recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options (unless certain original grant date terms were subsequently modified).
Compensation cost for awards of stock options that have graded vesting, granted after January 1, 2006 is recognized on a straight-line basis over the requisite service period for the entire award.
Leases
Assessing whether an agreement contains a lease is based on the substance at the inception date of the agreement. The agreement is regarded as a lease if the fulfillment of the agreement depends on the use of a specific asset, or on whether the lease contains the right of use of a specific asset. Eurand N.V. has designated its leases as operating leases. Under operating leases, the lease payments are charged to the profit and loss account on a straight-line basis over the term of the lease.
Accounting for derivatives
The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through income. If the derivative meets hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the underlying assets and liabilities, through income or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative’s change in fair value is immediately recognized in income.
Statement of cash flows
The cash flow statement is prepared using the indirect method. Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “net change in short-term borrowings” in the consolidated statement of cash flows.

EURAND N.V., AMSTERDAM
     3. Intangible fixed assets
Intangible fixed assets comprise goodwill, patents and licenses, exclusive supply rights and selling and marketing rights. The movements during the year are as follows:

			Exclusive supply	Selling and
	Goodwill	Patents and licenses	rights	marketing rights	Total
	€000	€000	€000	€000	€000
Net book value at January 1, 2009	11,344	974	1,842	4,969	19,129
Additions	—	16	—	—	16
Amortization	(2,230)	(313)	(325)	(730)	(3,598)
Translation adjustments	(70)	(2)	—	(143)	(215)

Net book value at December 31, 2009	9,044	675	1,517	4,096	15,332

Accumulated amortization at December 31, 2009	(23,749)	(2,520)	(1,733)	(1,467)	(29,469)

The amortization charge for the year has been recognized in the statement of operations on the following accounts:

	2009	2008
	€000	€000
Cost of sales	—	26
Selling expenses	1,055	1,242
General and administrative expenses	2,543	2,282

	3,598	3,550

     4. Tangible fixed assets

	2009	2008
	€000	€000
Land and buildings	36,614	36,681
Machinery and equipment	62,606	61,377
Furniture and fittings	6,435	5,657
Construction in progress	3,086	1,055

	108,741	104,770

Accumulated depreciation	(73,145)	(67,476)

	35,596	37,294

EURAND N.V., AMSTERDAM
Interest expense capitalized in property, plant and equipment in the years ended December 31, 2009 and 2008 amounted to €66 and €102, respectively.
The movements during the year are as follows:

	Land	Machinery and	Furniture and	Assets under
	and buildings	equipment	fittings	construction	Total
	€000	€000	€000	€000	€000
Net book value at January 1, 2009	21,874	12,399	1,966	1,055	37,294
Additions	150	1,849	331	3,875	6,205
Constructions completed	315	889	639	(1,843)	—
Depreciation charge for the year	(1,969)	(4,235)	(728)	—	(6,932)
Write downs	—	(408)	—	—	(408)
Disposals	—	(56)	(2)	—	(58)
Capitalized Interest	39	—	—	27	66
Translation adjustments	(391)	(115)	(37)	(28)	(571)

Net book value at December 31, 2009	20,018	10,323	2,169	3,086	35,596

Accumulated depreciation at December 31, 2009	(16,596)	(52,283)	(4,266)	—	(73,145)

Write downs represent the value of machinery and equipment related to R&D facilities in Trieste, which has been decided to be closed in 2010.
The depreciation charge for the year has been recognized in the statement of operations on the following accounts:

	2009	2008
	€000	€000
Cost of sales	4,779	4,835
Selling expenses	91	45
General and administrative expenses	2,062	1,957

	6,932	6,837

EURAND N.V., AMSTERDAM
     5. Financial fixed assets

	2009	2008
	€000	€000
Deferred income taxes	1,133	432
Litigation settlement — long term portion	—	3,644
Other non-current assets	21	23

	1,154	4,099

		Litigation
		settlement
	Deferred income	receivables-long
	taxes	term portion	Other	Total
	€000	€000	€000	€000
Carrying value at January 1, 2009	432	3,644	23	4,099
Deferred taxes, net of valuation allowance	938	—	—	938
Reclassifications	(237)	(3,644)	—	(3,881)
Other	—	—	(2)	(2)

Carrying value at December 31, 2009	1,133	—	21	1,154

Deferred tax assets expected to be utilized within one year are recorded as receivables and deferred tax assets expected to be utilized after one year are recorded as financial fixed assets.
The long-term portion of the litigation settlement is reclassified to current assets.
     6. Inventories

	2009	2008
	€000	€000
Raw materials	9,759	6,872
Work-in-progress	3,174	2,565
Finished goods	2,700	4,486

	15,633	13,923

The inventories are stated net of a provision for obsolescence of €1,618 and €1,336 as of December 31, 2009 and 2008 respectively.
In 2009 before the approval of EUR-1008 (ZENPEP) the Company has expensed pre-launch commercial batches of EUR-1008 of €1,570. The respective expense in 2008 was €1,147.

EURAND N.V., AMSTERDAM
     7. Receivables

	2009	2008
	€000	€000
Trade receivables	21,331	13,335
Deferred income taxes	2,086	1,693
Litigation settlement receivable — current portion	3,646	3,644
Prepaid expenses and other current assets	2,693	1,429
Taxes receivables	2,702	1,020

	32,458	21,121

     8. Marketable securities
Marketable securities of €23,049 held at December 31, 2009 consisted of U.S. treasury bills and German and French government bonds with maturity dates between January 4 and November 30, 2010.
Marketable securities of €3,592 held at December 31, 2008 consisted of U.S. treasury bills with a maturity date of March 12, 2009.
     9. Shareholders’ equity

				Cumulative exchange
		Additional paid-in		translation
	Share capital	capital	Accumulated deficit	adjustment	Result for the year	Total
	€000	€000	€000	€000	€000	€000
December 31, 2008	458	134,643	(65,332)	5,725	11,263	86,757

Appropriation of prior year income	—	—	11,263	—	(11,263)	—
Net loss for the year	—	—	—	—	(8,226)	(8,226)
Secondary public offering	20	13,586	—	—	—	13,606
Stock option exercises	1	341	—	—	—	342
Stock option compensation	—	2,415	—	—	—	2,415
Tax loss of stock option plans	—	(9)	—	—	—	(9)
Exchange translation adjustment for the year	—	—	—	(867)	—	(867)

December 31, 2009	479	150,976	(54,069)	4,858	(8,226)	94,018

EURAND N.V., AMSTERDAM
Cumulative exchange translation adjustment is a legally required reserve.
At December 31, 2009, the Company has authorized 130,000,000 ordinary shares of which 47,856,976 are issued and outstanding. Such shares have no pre-emptive rights.
During the years ended December 31, 2009 and 2008, the Company issued 104,979 and 1,691,783 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.
On October 27, 2009, the Company completed a public offering of 9,775,000 ordinary shares at the offering price of $11.25. Of the total shares sold, 2,000,000 were newly issued by the Company, and the remaining 7,775,000 were previously issued and outstanding and held by Warburg Pincus Equity Partners, L.P. (including two affiliated partnerships) and Warburg, Pincus Ventures International, L.P. Proceeds from the offering, net of underwriting fees, costs and expenses payable by the Company in connection with the offering, amounted to €13,606.
On February 15, 2008 the Company issued 26,100 ordinary shares related to the granting of 50 ordinary shares on December 12, 2007 to each of its employees in force on December 1, 2007. A related compensation expense of €281 was included in the statement of operations in the year ended December 31, 2007. The expense was based on the fair value of the shares at the grant date and expensed immediately as there were no vesting or other restrictions at that date.
     10. Provisions
Provisions comprise a liability for employee severance indemnities that relates primarily to the Company’s employees in Italy. The liability for employee severance indemnities of Italian companies (“TFR”) is considered a defined benefit plan and is accounted for accordingly.
The amounts recognized in the balance sheet as of December 31, 2009 and 2008, as regards to employee severance indemnities are determined as follows:

	2009	2008
	€000	€000
Present value of funded obligations	—	—
Fair value of plan assets	—	—

Present value of unfunded obligations	3,661	3,771
Unrecognized actuarial gains/losses	—	—
Unrecognized past service costs	—	—

Liability in the balance sheet	3,661	3,771

The costs calculated under the actuarial valuation for the years ended December 31, 2009 and 2008, as regards to employee severance indemnities are determined as follows:

EURAND N.V., AMSTERDAM

	2009	2008
	€000	€000
Current service costs	16	10
Actuarial gains	(128)	(114)
Interest costs	119	133

Total costs	7	29

The movement in the employee severance indemnities liability during years ended December 31, 2009 and 2008 is as follows

	2009	2008
	€000	€000
Opening balance of January 1,	3,771	3,882
Service cost	16	10
Interest	119	133
Benefit paid	(117)	(140)
Actuarial gains (losses)	(128)	(114)

Closing balance of December 31,	3,661	3,771

The primary assumptions to determine the defined benefit obligations are as follows:

	2009	2008
	%	%
Discount rate	4.7-4.8	4.7-5.0
Inflation rate	2.0-2.5	2.0-2.5
     11. Long term liabilities

	2009	2008
	€000	€000
Deferred income taxes	2,938	3,706
Other non-current liabilities	3,192	2,997

	6,130	6,703

As of December 31, 2009 and 2008 none of the long-term liabilities were due after 5 years.

EURAND N.V., AMSTERDAM
     12. Current liabilities

	2009	2008
	€000	€000
Trade accounts payable	12,628	9,152
Accrued employee compensation	5,436	4,238
Accrued expenses	4,388	2,845
Accrued product returns	3,595	22
Current portion of deferred revenues	4,318	526
Income taxes payable	3,260	129
Social security and other contributions	1,576	1,711
Taxes, other than income taxes	898	1,186
Overdrafts	207	186
Deferred payments for acquisition	—	1,078

	36,306	21,073

At December 31, 2009, the Company had lines of credit amounting to €3,200.
At December 31, 2009 and 2008, the Company had overdrafts of €207 and €186, respectively.
     13. Commitments
The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2009:

€000
Year ending December 31, 2010	562
2011	403
2012	263
2013	50
2014	6

Total minimum lease payments	1,284

Rental expense for all operating leases amounted to €896 and €748 in the years ended December 31, 2009 and 2008, respectively.
The Company had €213 of contractual obligations for the purchase of property, plant and equipment at December 31, 2009.
     14. Income from Litigation Settlement
Between 1996 and 1999, the Company entered into a series of agreements with Medeva PLC, now known as UCB, Inc. (or “UCB”), and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in September 1999. Pursuant to those agreements, the

EURAND N.V., AMSTERDAM
Company developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. The Company also agreed to allow Medeva Pharmaceuticals, Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay the Company royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product and paying royalties. As a result, on March 28, 2004, the Company commenced an action for breach of contract and misappropriation of trade secrets against UCB and its affiliates.
On August 6, 2008, Eurand and UCB, Inc. agreed to settle the litigation between the two companies for $35 million which the Company recognized as income from litigation settlement of €24,404 in operating income in the year ended December 31, 2008. Under the terms of the settlement, the Company received $25 million on September 5, 2008 and $5 million, plus interest, at the first anniversary of the closing in 2009, and will receive additional payment from UCB of $5 million, plus interest, at the second anniversary of the closing.
Payments receivable are included in receivables.
     15. Contingent assets and liabilities
The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have any material adverse effect on the Company’s financial statements.
     16. Financial instruments
Concentration of credit risks
Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. The Company maintains cash, cash equivalents and marketable securities with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies. In particular marketable securities are held with highly rated countries only.
Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s customers. The Company generally does not require collateral with respect to goods and services provided, but it may require collateral and bank guarantees for certain customers.
Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.
Cash and cash equivalents—The carrying amounts of cash and cash equivalents reported by the Company approximate their fair value. Present value of the cash inflows and outflows related to the financial instrument is used for the estimation of its fair value.

EURAND N.V., AMSTERDAM
Marketable securities—The carrying amount of marketable securities held to maturity approximates fair value.
Trade receivables and accounts payable—The carrying amount of trade receivables and accounts payable approximates their fair values. Present value of the cash inflows and outflows related to the financial instrument is used for the estimation of its fair value.
Short-term debt— The carrying amount of the Company’s borrowings approximates their fair value. Present value of the cash inflows and outflows related to the financial instrument is used for the estimation of its fair value.
Derivatives
The Company enters into forward exchange contracts to hedge receivables and payables denominated in U.S. dollars. These contracts do not meet the criteria for hedge effectiveness and, accordingly, they are adjusted to fair value through income. Fair value is based on published foreign exchange futures contract prices on the date of valuation. During the years ended December 31, 2009 and 2008, the Company recognized foreign exchange (losses) gains of €(289) and €476, respectively, in the statement of operations, related to these hedging activities.
     17. Net sales

	2009	2008
	€000	€000
Product sales	99,009	79,932
Development fees	10,885	10,464
Royalties	10,705	8,140

	120,599	98,536

The Company operates in one business segment consisting of the development, manufacture and sale relating to specialty pharmaceutical products.
     18. General and administrative expenses

	2009	2008
	€000	€000
Research and development expenses	21,962	18,733
Depreciation of tangible fixed assets	2,026	1,957
Amortization of goodwill	2,230	2,189
Amortization of other intangible assets	313	93
Other general and administrative expenses	18,436	17,221

	44,967	40,193

eurand n.v., amsterdam
     19. Financial result, net

	2009	2008
	€ 000	€000
Interest income	362	612
Interest expense	(2)	(176)
Foreign exchange loss, net	(199)	(79)

	161	357

     20. Income Taxes
The charge for taxation includes Dutch and foreign taxation.
Significant components of the provision for income taxes are as follows:

	2009	2008
Current	(5,150)	(3,188)
Deferred	2,457	(451)

Income tax expense	(2,693)	(3,639)

	2009	2008
	€ 000	€ 000
Income tax benefit (expense) at the Dutch statutory tax rate of 25.5%	1,411	(3,800)
Effect of Italian IRAP	(1,245)	(618)
Aggregated effect of different foreign tax rates	1,599	(1,023)
Changes in foreign tax rates	—	(110)

Permanent differences:
Non deductible expenses	(98)	(115)
Non-taxable items	96	139
Goodwill amortization	(569)	(558)
Effect of foreign exchange conversions	—	270
Foreign taxes not deductible	(84)	53
Stock compensation	(636)	(472)
R&D tax credit	287	—
Cancellation of indebtedness	—	(347)
Derecognition of tax benefits	(121)	(1,802)
Deductible expenses for secondary offering	172	—
Deductible underwriting fees	214	—
Other	(18)	22
Change in valuation allowance	(3,701)	4,722

Total tax expense	(2,693)	(3,639)

Effective tax rate	(48.7%)	24.4%

EURAND N.V., AMSTERDAM
The Italian “IRAP” tax is a regional tax on productive activities, and has a statutory rate of 3.9%. Effective January 1, 2008, the IRAP tax is partially deductible (10%) for corporate tax purposes. It was not deductible in the prior years. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for the major portion of labor costs or interest.
The applicable income tax rate in Italy has been reduced from 33% to 27.5% effective January 1, 2008. The IRAP tax rate in Italy has been reduced from 4.25% to 3.9% effective January 1, 2008.
Derecognition of tax benefits of €121 in the year ended December 31, 2009 and €1,802 in the year ended December 31, 2008 was a provision expense related to amounts required to be recorded for changes to the Company’s uncertain tax positions. The uncertain tax position primarily related to a one time modification of a loan type financing arrangement between the Company’s United States and Italian subsidiaries in July 2008 which, although subject to interpretation of United States tax law, is more likely than not subject to a withholding tax which would not be recoverable by the Italian counterparty. Based on information available to date, other than incremental interest, the amount is not expected to change significantly in the next twelve months because no such modifications or similarly taxable actions are currently planned or expected. The Company is not able to determine when this tax position might be resolved with the relevant tax authorities.
The valuation allowance against our deferred tax assets was increased because certain of our subsidiaries incurred taxable losses in the period. These subsidiaries have a history of cumulative losses. Such cumulative losses represent significant negative evidence that would be difficult to overcome in evaluating whether a valuation allowance is needed against the Company’s deferred tax assets. Expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses and management has determined that other positive evidence (such as availability of tax carry-backs and tax-planning strategies) is not available or insufficient to remove the uncertainty regarding the recoverability of these deferred tax assets. Accordingly, at December 31, 2009 and 2008 the Company has recognized a valuation allowance for deferred tax assets to the extent that these do not offset deferred tax liabilities that are expected to reverse against these deferred tax assets.
Goodwill amortization is not tax deductible.

EURAND N.V., AMSTERDAM
The components of deferred income tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:
Property, plant and equipment	3,066	3,694
Intangible assets	14	20
Inventory allowance and write off	2,481	2,709
Accrued expenses	2,471	664
Foreign exchange	177	292
Deferred revenues	1,817	471
Accrued interest expense	5,864	4,846
Deductible stock compensation	15	41
Tax Credits	511	575
Net operating loss carry-forwards	7,181	4,459
Other	—	7

Total deferred tax assets	23,597	17,778

Deferred tax liabilities:
Property, plant and equipment	—	(160)
Intangible assets	(2,645)	(2,391)
Foreign exchange	(1,851)	(1,886)
Other	(74)	(81)

Total deferred tax liabilities	(4,570)	(4,518)
Less: valuation allowance	(18,746)	(14,841)

Net deferred tax assets (liabilities)	281	(1,581)

The assets and liabilities above are presented on a net basis for each tax jurisdiction in the balance sheet.
At December 31, 2009, the Company had net operating losses (“NOLs”) available to offset future taxable income in the Netherlands amounting to approximately €7,868 which expire in 2016, in Ireland of €1,928 which do not expire, in the United States amounting to approximately €15,990 ($23,035,625) which expire in 2019 through 2028 and in Switzerland amounting to €427 (SFr 634,442) expiring in 2011 through 2016.
At December 31, 2009, the Company had also tax credits in the United States for research and development of €487 ($702,000) that expire in 2021 through 2028.
Given the international business structure of the Company and the increasing number and amounts of intercompany transactions, certain tax risks relating hereto may exist.

eurand n.v., amsterdam
     21. Employee information

	2009	2008
	€ 000	€ 000
Wages and salaries	33,324	30,122
Social security costs	2,828	2,234
Italian state pension and social fund contributions	5,268	5,394
Pensions	491	386

	41,911	38,136

The average number of personnel employed during the year was:

	2009	2008
Production	352	329
Research and development	116	114
Sales	47	40
Administration	77	62

	592	545

     22. Geographic information
Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Year Ended December 31,
	2009	2008
	€ 000	€ 000
United States	73,479	47,190
Germany	10,889	16,409
United Kingdom	10,039	9,951
Japan	4,554	4,830
Italy	4,146	6,130
Switzerland	3,147	2,063
Netherlands	2,645	2,306
Spain	2,219	1,580
France	2,153	2,033
Other	7,328	6,044

	120,599	98,536

eurand n.v., amsterdam
     23. Governmental grants
The Company receives grants from governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned and there is no remaining risk of repayment. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded as a reduction of the corresponding expenses in the statement of operations.
As a result of legislation in Italy finalized in the three months ended June 30, 2008, the Company has become eligible for a financial incentive on certain qualifying research and development expenditures, relating to years 2007 through 2009. The incentive is computed in varying percentages applied to qualifying expenditure and is recoverable by offset against liabilities of the Company for income taxes, value added taxes, payroll taxes and social security contributions. During 2008 the Company recognized a benefit under this incentive of €547 related to expenditures incurred in the year ended December 31, 2007.
During 2009 and 2008, grants related to plant and equipment were immaterial, while the Company recognized government grants relating to research and development expenses, including the incentive discussed above, for €1,218 and €1,992, respectively.
     24. Related party transactions
The Company’s policy is that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis.
     Management Affiliations
Simon Turton, one of the directors, is a managing director of Warburg Pincus International LLC, an entity affiliated with the Company’s largest shareholders, Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures International, L.P.
Jonathan J. Cosgrave, one of the directors, is a Principal within the healthcare investing team of Warburg Pincus International LLC, an entity affiliated with the Company’s largest shareholders, Warburg, Pincus Equity Partners, L.P. and Warburg, Pincus Ventures International, L.P.
     Agreements with Directors and Officers
     Employment Agreements
The Company has an employment agreement with its Chief Executive Officer (Mr. Gearóid M. Faherty) Information regarding this employment agreement is set forth under “Contractual arrangements with the Chief Executive Officer” in Remuneration Report of the Compensation Committee of Eurand N.V. for 2009 included in the Non-Executive Directors’ Report.

EURAND N.V., AMSTERDAM
     Agreements with Directors and Officers
In 2007, it was agreed with the Dutch tax authorities that part of the salary of Mr. Faherty, Mr. Crovetto (Chief Financial Officer) and Ms. Deehr (Chief Legal Officer, Corporate Officer) will be subject to payroll tax in the Netherlands. In addition, the remuneration received from the Company by the non-executive Board members is fully subject to tax in the Netherlands. This tax treatment settles any potential dispute that may have otherwise arisen regarding such payroll taxes.
Indemnification Agreements
The Company has entered into indemnification agreements with its officers, directors and certain key employees.

EURAND N.V., AMSTERDAM
Company Balance Sheet
December 31, 2009
(Before appropriation of net result)
A s s e t s

		December		December
		31, 2009		31, 2008
	Note	€000	€000	€000	€000
Financial Fixed assets
Investments in subsidiaries	2	7,135		4,489
Receivables from Group companies	2	116,239		99,966

Total financial fixed assets			123,374		104,455
Current assets
Prepaid expenses		70		66
Deferred income taxes		1,252		905
Marketable securities		10,533
Cash and cash equivalents		5,374		4,649

Total current assets			17,229		5,620

Total assets			140,603		110,075

S h a r e h o l d e r s’   e q u i t y   a n d   l i a b i l i t i e s

		December		December
		31, 2009		31, 2008
	Note	€000	€000	€000	€000
Shareholders’ equity
Share capital		479		458
Additional paid-in capital		150,976		134,643
Accumulated deficit		(54,069)		(65,332)
Cumulative translation adjustment		4,858		5,725
Result for the year		(8,226)		11,263

Total shareholders’ equity	3		94,018		86,757

Provision for net capital deficiencies of subsidiaries	2		44,552		20,749
Non-current deferred income taxes			1,252		1,876
Current liabilities	6		781		693

Total shareholders’ equity and liabilities			140,603		110,075

EURAND N.V., AMSTERDAM
Company Statement of Operations
Year ended December 31, 2009

	2009	2008
	€000	€000
Net (loss) income from investments	(9,205)	8,070
Other income, net	979	3,193

Net (loss) income	(8,226)	11,263

EURAND N. V., AMSTERDAM
Notes to Company Financial Statements
December 31, 2009
     1. Significant accounting policies
The accounting policies are the same as those described in Notes to Consolidated Financial Statements. Investments in subsidiaries are stated at the Company’s share in their net asset value.
As permitted by Section 402, Book 2 of the Code, a condensed statement of operations is presented for the Company itself.
All amounts prefixed with “€” (euro) presented in the Notes to Company Financial Statements are stated in thousands of euros.
     2. Investments in subsidiaries, receivables from group companies and provision for net capital deficiencies of subsidiaries

	2009	2008
	€000	€000
Investments in subsidiaries	7,135	4,489
Receivables from Group companies	116,239	99,966
Provision for net capital deficiencies of subsidiaries	(44,552)	(20,749)

	78,822	83,706

	Investment in	Receivables from	Provision for net	Total
	subsidiaries	Group Companies	capital
			deficiencies of
			subsidiaries
	€000	€000		€000
Balances at December 31, 2008, as shown on balance sheet	4,489	99,966	(20,749)	83,706
Reclassification of negative equity values to investments in subsidiaries as at January 1, 2009	(34,588)	13,839)	20,749	—

Investments in and receivables from subsidiaries at January 1, 2009	(30,099)	113,805	—	83,706
Increase in receivables from Group companies	—	3,500	—	3,500
Result for the year of the subsidiaries	(9,205)	—	—	(9,205)
Tax loss of stock option plans	(9)	—	—	(9)
Translation adjustment	830	—	—	830

Investments in and receivables from subsidiaries at December 31, 2009	(38,483)	117,305		78,822

Allocation of negative equity values of subsidiaries to investments in subsidiaries	45,618	(1,066)	(44,552)	—

Balances at December 31, 2009, as shown on balance sheet	7,135	116,239	(44,552)	78,822

EURAND N. V., AMSTERDAM
The provision for net capital deficiencies of subsidiaries is related to the Company’s subsidiaries in the United States.
Additionally a provision for net capital deficiencies of Irish subsidiaries is presented as a reduction of intercompany receivables owned by the Company from those subsidiaries.
A summary of intercompany loans as of December 31, 2009 is as follows:

Borrower	Amount owned as of	Duration	Interest rate
	December 31, 2009,
	€000
Eurand S.p.A.	51,065	on demand	EURIBOR + 2%
Eurand S.p.A.	64,910	on demand	US dollar LIBOR + 2%
Eurand Pharmaceuticals Limited	1,330	credit facility due on 31/12/2010	EURIBOR + 2%

Total	117,305

     3. Shareholders’ equity

	Share capital	Additional paid-in	Accumulated deficit	Cumulative exchange	Result for the year	Total
		capital		translation
				adjustment
	€000	€000	€000	€000	€000	€000
December 31, 2008	458	134,643	(65,332)	5,725	11,263	86,757

Appropriation of prior year income	—	—	11,263	—	(11,263)	—
Net loss for the year	—	—	—	—	(8,226)	(8,226)
Secondary public offering	20	13,586	—	—	—	13,606
Stock option exercises	1	341	—	—	—	342
Stock option compensation	—	2,415	—	—	—	2,415
Tax loss of stock option plans	—	(9)	—	—	—	(9)
Exchange translation adjustment for the year	—	—	—	(867)	—	(867)

December 31, 2009	479	150,976	(54,069)	4,858	(8,226)	94,018

EURAND N. V., AMSTERDAM
Cumulative exchange translation adjustment is a legally required reserve.
At December 31, 2009, the Company has authorized 130,000,000 ordinary shares of which 47,856,976 are issued and outstanding. Such shares have no pre-emptive rights.
During the years ended December 31, 2009 and 2008, the Company issued 104,979 and 1,691,783 ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.
On October 27, 2009, the Company completed a public offering of 9,775,000 ordinary shares at the offering price of $11.25. Of the total shares sold, 2,000,000 were newly issued by the Company, and the remaining 7,775,000 were previously issued and outstanding and held by Warburg Pincus Equity Partners, L.P. (including two affiliated partnerships) and Warburg, Pincus Ventures International, L.P. Proceeds from the offering, net of underwriting fees, costs and expenses payable by the Company in connection with the offering, amounted to €13,606.
On February 15, 2008 the Company issued 26,100 ordinary shares related to the granting of 50 ordinary shares on December 12, 2007 to each of its employees in force on December 1, 2007. A related compensation expense of €281 was included in the statement of operations in the year ended December 31, 2007. The expense was based on the fair value of the shares at the grant date and expensed immediately as there were no vesting or other restrictions at that date.
     4. Employee options to acquire ordinary shares
Certain employees of the Company participate in the Eurand N.V. Equity Compensation Plan (“the Plan”) for which a maximum of 9,735,224 ordinary shares have been authorized for grants of options and other share awards by the Company. The Plan, amended, restated and adopted on May 30, 2008 and amended on November 5, 2008 is an amendment and restatement of the Eurand N.V. Equity Compensation Plan amended, restated and adopted on August 29, 2007, which in turn was an amendment and restatement of the Eurand N.V. 1999 Stock Option Plan.
Stock options granted under the Plan generally become exercisable over a four-year annual vesting period and expire 10 years from the date of grant. All employees are eligible to be granted options at the discretion of the Board. Exercise prices of options should be equal to the fair value of underlying shares on the grant date. The Company’s policy is to issue new shares upon stock option exercises, hence no cash is used by the Company when options are exercised.

EURAND N. V., AMSTERDAM
In 2009 stock options were primarily granted to certain new employees when they began employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and the consequently the commencement of the amortization of the expense, were met for 336,000 options during 2009.
The Board approved grants of options to employees on March 4, 2008 and on November 5, 2008 in accordance with the Eurand N.V. Equity Compensation Plan. Stock options were also granted to certain new employees when they began employment. Stock options were granted at the relevant closing market prices of ordinary shares at the grant dates. The criteria for measurement of option value, and the consequently the commencement of the amortization of the expense, were met for 1,213,750 options during 2008.
Compensation cost expense relating to stock options, net of the effect of costs capitalized in inventory, of €2,415 and €1,860 was recognized in the Company’s statement of operations for the years ended December 31, 2009 and 2008, respectively.
A summary of the status of the Company’s stock options as of December 31, 2009 is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding at December 31, 2008	3,738,716	€7.57
Granted	336,000	€8.53
Exercised	(104,979)	€3.26
Forfeited	(102,444)	€9.69
Expired	—	—

Outstanding at December 31, 2009	3,867,293	€7.72
During the year no stock options expired.
     5. Company’s subsidiaries
At December 31, 2009, the Company’s subsidiaries comprise:

Name	Registered office	% owned
Eurand Pharmaceuticals Limited	Ireland	100
Eurand S.p.A.	Italy	100
Eurand France S.A.S. *	France	100
Eurand Microencapsulation S.A.	Switzerland	100
EA Acquisitions Corp.	U.S.A.	100
Eurand, Incorporated*	U.S.A.	100
Eurand Pharmaceuticals, Inc*	U.S.A	100
SourceCF Inhalation Systems LLC*	U.S.A.	100

*	denotes indirectly owned subsidiaries.

EURAND N. V., AMSTERDAM
On December 31, 2009 SourceCF, Inc., SourceCF Nutritionals, LLC and SourceCF CR&D, LLC merged into Eurand Pharmaceuticals, Inc.
Ownership percentages have not changed in 2009 compared to 2008.
     6. Current liabilities

	2009	2008
	€000	€000
Accounts payable	94	91
Due to group companies	250	153
Other	437	449

	781	693

     7. Employee information
In November 2006 the Company hired one administrative employee who became the Company’s first and only employee other than its managing directors. Other than these the Company had no employees in 2009 or in 2008.
     8. Remuneration of the Board of Directors
Remuneration of the Board amounted to:

	2009	2008
	€000	€000
Wages and salaries	767	712
Bonus	263	220
Other benefits	10	5

	1,040	937

EURAND N. V., AMSTERDAM
Individual remuneration of the Directors for the year ended December 31, 2009 was as follows:

	2009	2008
	€ 000	€ 000
Gearóid M. Faherty	840	777
Rolf A. Classon	43	43
Jonathan J. Cosgrave	21	—
William J. Jenkins, M.D.	41	40
Nicholas J. Lowcock	18	24
Angelo C. Malahias	54	53
Simon Turton, Ph.D.	23	—

	1,040	937

Out of the total remuneration for 2009 of €1,040 the balance of €263 remained unpaid as of December 31, 2009.
The following table discloses, as of December 31, 2009, stock options held by the members of the Board:

	Date	Number	Exercise		2009	Number	First Vesting	Expiration
Name	Granted	Granted	Price		Exercises	Outstanding	Date	Date
Gearóid M. Faherty	February 28, 2002	240,000	€6.67			240,000	December 31, 2002	2/28/2012
	June 23, 2003	120,000	€5.00		—	120,000	December 31, 2003	6/23/2013
	October 26, 2005	120,000	€5.00		—	120,000	December 31, 2005	10/26/2015
	May 16, 2007	120,000	$16.00		—	120,000	December 31, 2007	5/16/2017
	March 4, 2008	90,000	$15.05		—	90,000	December 31, 2008	03/4/2018
	November 5, 2008	90,000	$9.15		—	90,000	December 31, 2009	11/05/2018

Rolf A. Classon	August 29, 2007	10,000	$12.88		—	10,000	August 29, 2008	8/29/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Jonathan J. Cosgrave	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

William J. Jenkins, M.D.	July 5, 2000	15,000	€6.67		—	15,000	July 31, 2001	7/5/2010
	May 16, 2007	10,000	$16.00		—	10,000	December 31, 2007	5/16/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Angelo C. Malahias	August 29, 2007	15,000	$12.88		—	15,000	August 29, 2008	8/29/2017
	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

Simon Turton, Ph.D.	June 4, 2009	11,000	$13.17	(1)	—	11,000	May 31, 2010	6/4/2019

(1)	Options granted in 2009 pursuant to the Eurand N.V. Equity Compensation Plan
     9. Principal audit fees and services
Ernst & Young Accountants LLP serves as the Company’s primary independent auditors. The following table set forth the aggregate fees for professional services and other services rendered by Ernst & Young in 2009 and 2008:

	2009	2008
	€ 000	€ 000
Audit fees	1,030	769
Audit-related fees	12	17
Tax fees	110	119

Total	1,152	905

EURAND N. V., AMSTERDAM
     Audit fees
Audit fees paid to Ernst & Young in 2009 relate to the integrated audits of the consolidated financial statements and internal control over financial reporting, reviews of the interim financial statements included in the Company’s quarterly reports furnished under Form 6-K and fees in connection with the secondary public offering.
Audit fees paid to Ernst & Young in 2008 relate to the integrated audits of the consolidated financial statements and internal control over financial reporting and reviews of the interim financial statements included in the Company’s quarterly reports furnished under Form 6-K.
     Audit-related fees
Audit-related fees consist of fees billed for other assurance and related services.
     Tax fees
Tax fees associated with tax compliance, general tax advice and tax planning.
     Non-audit services
The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are prohibited for the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The external auditor is permitted to undertake some non-audit services, but these services and their associated fees, must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

EURAND N. V., AMSTERDAM
Other Information
Appropriation of net result
According to the Company’s articles of association, the annual meeting of shareholders determines the appropriation of the Company’s net result for the year.
The Board proposes that the net result for the year will be appropriated to the accumulated deficit.
Subsequent events
On January 7, 2010 the Company obtained a credit line in United States amounting to $1 million (€694). This credit line matures on July 1, 2010 and was not utilized by the Company by the date of the filing of the financial statements on April 28, 2010.

Amsterdam, April 28, 2010
Managing Directors
Gearóid M. Faherty

Non-Executive Directors
Rolf A. Classon	Jonathan J. Cosgrave

William J. Jenkins	Angelo C. Malahias

Simon Turton

To: the Board of Directors and shareholders of Eurand N.V.
Auditor’s report
Report on the financial statements
We have audited the accompanying financial statements 2009 of Eurand N.V., Amsterdam, which comprise the consolidated and company balance sheet as at December 31, 2009, the consolidated and company statement of operations for the year then ended and the notes.
Management’s responsibility
Management is responsible for the preparation and fair presentation of the financial statements and for the preparation of the managing director’s report, both in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements give a true and fair view of the financial position of Eurand N.V. as at December 31, 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.
Amsterdam, April 28, 2010
Ernst & Young Accountants LLP
Signed by S.D.J. Overbeek-Goeseije